SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

PRUDENTIAL PLC

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES.

(incorporated under the Companies Act 1985 and registered in England and Wales with Registered No. 1397169)

Proposed issue and application for admission to the Official List and to trading on the London Stock Exchange’s market for listed securities of up to 41,093,019 ordinary shares in the Company in connection with the offer for Egg

Application has been made to the UK Listing Authority for the New Prudential Shares proposed to be issued in connection with the Offer to be admitted to the Official List, and to the London Stock Exchange for the New Prudential Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission will become effective and dealings will commence on 22 December 2005, on which date the Offer will become unconditional. Any dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

The Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, by means of telephone, fax, telex or other forms of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States or any Restricted Jurisdiction and is not capable of acceptance by any such use, means, instrumentality or facility.

Subject to certain exceptions, this document and any incorporated and accompanying documents are not being made available to Egg Shareholders in the United States, or any Restricted Jurisdiction and may not be treated as an invitation to subscribe for any New Prudential Shares by any person resident or located in the United States or any Restricted Jurisdiction. Copies of this document and the accompanying documents are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States, or any Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the Offer.

Any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document or any accompanying documents to the United States or any Restricted Jurisdiction should read the section entitled “Overseas Shareholders” in Section 8 of Part VI of this document.

The New Prudential Shares have not been registered under the US Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The New Prudential Shares have not been registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, subject to certain exceptions determined by the Company at its sole discretion and pursuant to applicable laws, the New Prudential Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into the United States or any Restricted Jurisdiction, or to or for the account or benefit of any national, resident or citizen of the United States or any Restricted Jurisdiction.

Lexicon Partners, which is authorized and regulated in the UK by the FSA, is acting for Prudential and no-one else in connection with the Offer and will not regard any other person as its client or be responsible to anyone other than Prudential for providing the protections afforded to clients of Lexicon Partners nor for providing advice in relation to the Offer, the contents of this document or any transaction referred to therein.

UBS is acting for Prudential and no-one else in connection with the Offer and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer, the contents of this document or any transaction referred to therein.

Dated: 19 December 2005.

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE.

NONE OF THE COMPANY, THE DIRECTORS, OR THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THE NEW PRUDENTIAL SHARES OFFERED HEREBY REGARDING THE LEGALITY OF AN INVESTMENT BY SUCH OFFEREE OR PURCHASER UNDER APPROPRIATE INVESTMENT OR SIMILAR LAWS.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including without limitation those in the Parts headed “Summary”, “Risk factors”, “Information on the Offer”, “Information on Prudential”, and “Operating and financial review of Prudential” constitute “forward-looking statements”. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. Prudential considers that all statements which are not historical facts to be “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Prudential, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this document are based on numerous assumptions regarding Prudential’s present and future business strategies and the environment in which Prudential will operate in the future. Such risks, uncertainties and other factors are set out more fully in Part II (Risk Factors) of this document. The estimated operational cost savings and financial synergies set out in this document have been calculated on the basis of the existing cost and operating structures of Prudential and Egg and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risk, uncertainties and other factors. Because of this, the cost savings and financial synergies referred to may not be achieved, or those achieved could be materially different from those estimated. The statements of operational cost savings and financial synergies set out in this document should not be interpreted to mean that the earnings in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period. The Company may also make or disclose written and/or oral forward-looking statements in reports furnished to the US Securities and Exchange Commission, the Company’s annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of the Company third parties, including financial analysts. Except as required by the UK Listing Authority, the London Stock Exchange or by law, the Company undertakes no obligation to update any of the forward-looking statements contained in this document or other forward-looking statements it may make.

RESTRICTIONS ON SALES OUTSIDE THE UNITED KINGDOM

THE NEW PRUDENTIAL SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED ON OR ENDORSED THE MERITS OF THE OFFER OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The distribution of this document and the offer and issue of the New Prudential Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction. No action has been or will be taken by the Company or any other person that would permit an offer of New Prudential Shares or possession or distribution of this document or any other offering or publicity material or application form relating to the New Prudential Shares in any jurisdiction where action of that purpose is required, other than in the United Kingdom. This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for Prudential Shares in any jurisdiction in which such offer or invitation would be unlawful. Further information with regard to restrictions on offers and sales of the New Prudential Shares and the distribution of this document is set out in the section entitled “Overseas Shareholders” in Section 8 of Part VI of this document.

DEFINED TERMS

Certain terms used in this document are defined in the “Definitions” and “Glossary of Technical Terms” sections at the end of this document.

PART I

SUMMARY

THE FOLLOWING INFORMATION SHOULD BE READ AS AN INTRODUCTION TO AND IN CONJUNCTION WITH THE FULL TEXT OF THIS DOCUMENT.

1.	Introduction

On 1 December 2005 the boards of Prudential and Egg announced they had agreed the terms of a recommended Offer to be made by Lexicon Partners, on behalf of Prudential, for the whole of the issued and to be issued share capital of Egg not already owned by the Prudential Group, representing approximately 21.7 per cent. of the existing issued share capital of Egg.

2.	Summary of the Offer terms

Full acceptance of the Offer will result in Prudential owning the whole of the issued share capital of Egg.

Prudential is offering each Egg Shareholder:

0.2237 New Prudential Shares for each Egg Share.

Based on the closing mid-market price of 527.5 pence per Prudential share on 30 November 2005, the last Business Day prior to the date of the announcement of Prudential’s intention to make the Offer, the Offer:

•	values the existing issued share capital of Egg at approximately £973 million;

•	values each Egg Share at approximately 118 pence;

•	represents a premium of approximately 18 per cent. to the closing middle market price of 100.25 pence per Egg Share on 25 October 2005, being the last Business Day prior to the announcement by Prudential that it was considering making the Offer; and

•	represents a premium of approximately 15 per cent. to the closing middle market price of 102.5 pence per Egg Share on 30 November 2005, being the last Business Day prior to the date of the Offer announcement.

Full acceptance of the Offer, assuming exercise of all in the money existing options under the Egg Share Option Schemes, would result in the issue of up to 41,093,019 New Prudential Shares representing approximately 1.7 per cent. of the issued ordinary share capital of Prudential as enlarged by the Acquisition.

The Offer is subject only to the condition that the admission of the New Prudential Shares (i) to listing on the Official List of the UK Listing Authority becomes effective in accordance with the Listing Rules of the UK Listing Authority and (ii) to trading on the London Stock Exchange’s market for listed securities becomes effective in accordance with the Admission and Disclosure Standards made by the London Stock Exchange from time to time.

3.	Background to and reasons for the Offer

The Board of Prudential believes that there are substantial opportunities for the Prudential Group in the UK retail financial services market. The Acquisition will enable Prudential and Egg to capitalise on the product capabilities, customer relationships and brand strengths of Prudential, M&G and Egg more effectively than would be possible within the current shareholding structure. The Acquisition will also facilitate the realisation of substantial annualised pre-tax cost savings, with £40 million expected to be realised by the end of 2007, as well as opportunities for revenue synergies.

The Acquisition is expected to be earnings enhancing (both on an IFRS operating earnings basis and on an EEV operating earnings basis) for Prudential in 2006. It is also expected that Prudential’s capital surplus position (on an EU Financial Conglomerates Directive solvency basis) would increase as a result of the Acquisition from the date of completion.

4.	Information on Prudential

Established in 1848, Prudential is the parent company of the Prudential Group. The Prudential Group is a leading international financial services group, headquartered in the UK and maintaining a primary listing on the London Stock Exchange. The Company also has a listing on the New York Stock Exchange. Prudential provides retail financial services and fund management via operational subsidiaries in the markets in which it operates: the United Kingdom, the United States, Asia and continental Europe.

In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, fund management services and banking products. Prudential primarily distributes these products through independent financial advisers, referred to as IFAs, bank branches, and through direct marketing, by telephone, mail and the internet. M&G, which was acquired by Prudential in 1999, is the Prudential Group’s UK and European fund manager and is responsible for managing over £126 billion in funds (as at 31 December 2004). Prudential also is the majority owner of Egg with a current shareholding of approximately 78.3 per cent. of Egg’s existing issued ordinary share capital.

In the US, Prudential offers a range of products through Jackson National Life, a leading life assurance company specialising in the annuity market, including fixed, fixed-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Equity-indexed annuities are now referred to as fixed-index annuities, a term that JNL believes more accurately describes the product design and its benefits and features. Prudential distributes these products through independent insurance agents, securities broker-dealers, registered investment advisors and banks, credit unions and other financial institutions.

In Asia, Prudential is the leading European life assurer with life and fund management operations in 12 countries. Prudential Corporation Asia offers a mix of life insurance with accident and health options, selected personal lines property and casualty insurance and mutual funds with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life operations in China and India are through joint ventures in which it holds 50 per cent. and 26 per cent., respectively.

Through these operations, Prudential has strong positions in three of the largest and most attractive markets in the world, where rising global wealth and changing demographics are fuelling demand for long-term savings. Prudential’s strategy is to build sustainable, profitable businesses in each of these markets and maximise returns to shareholders.

For the half year to 30 June 2005, the Prudential Group wrote worldwide Annual Premium Equivalent (APE) sales of £1,129 million and Achieved Profits Basis Operating Profit from Continuing Operations (based on longer-term investment returns before exceptional items) of £834 million. As at 30 June 2005, Prudential had Achieved Profits Basis shareholders’ funds of £9.3 billion.

Prudential’s unaudited IFRS Operating Profit from Continuing Operations (based on longer-term investment returns before exceptional items) for the six months ended 30 June was £469 million. As at 30 June 2005, Prudential had funds under management of £213.5 billion. The financial information in this paragraph is unaudited and directly extracted from Prudential’s unaudited interim financial statements for the six months ended 30 June 2005.

The Prudential Group has approximately 18 million customers, policyholders and unit holders and approximately 24,000 employees worldwide, as at 15 December 2005 (the latest practicable date prior to publication of this document).

As at 15 December 2005, Prudential had a market capitalization of approximately £12.4 billion.

5.	Strategy

Prudential’s strategy is driven by the overriding objective of generating sustainable value for the Group’s shareholders. To meet this objective, the Group must achieve a balance between present and future growth and profitability.

Prudential will continue to focus on building market-leading retail financial services franchises in the US, Asia and in the UK. The main emphasis is expected to be on organic growth and building on Prudential’s current strengths. In particular, the Group will look to capitalise on opportunities to provide retirement services and on building its life and pensions, fund management and retail banking businesses. The Group will become increasingly systematic in its targeting of existing customers and develop a broader ‘lifecycle financial needs’ customer proposition in those territories where the Group is confident it will have a basis for advantage.

6.	Executive directors of Egg

Prudential has invited the directors of Egg initially to remain on the board of Egg after the Offer is unconditional in all respects.

7.	Current trading and prospects

Prudential’s businesses have continued to build on the strong performance delivered in the first nine months of the year. With its broad product range and diversified distribution channels, the Board believes Prudential is well positioned to deliver growth in its core markets in the future.

8.	Dividend policy

In February 2003, the Board reviewed Prudential’s dividend policy. Since then the Board has determined a dividend policy which reflects operating cashflows, and the strategy to invest in the business for long-term growth. The Board believes that the dividends for 2004 reflected an appropriate balance between the cash generated by the Group, the ability to finance growth, and maintaining financial flexibility and the development of IFRS profits over the medium to long-term.

9.	Listing and admission to trading and dealing

Application has been made for the New Prudential Shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Prudential Shares will commence on 22 December 2005.

10.	Risk factors

The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties as risks and uncertainties not presently known or that Prudential currently deems immaterial may also impair the Company’s business operations. The information is given at the date of this document, will not be updated, and is subject to the reservations in the section entitled “Forward-Looking Statements” on page 2 above.

A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, and administration and acquisition expense.

•	Fluctuations in returns from equity investments, interest rates and other investment returns affect the profitability of Prudential’s products. General economic conditions and changes in investment returns may also change the level of demand for Prudential’s products.

•	Prudential’s international operations in the US, Asia and Continental Europe, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency, which can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling.

•	Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements.

•	Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally, which could have a negative impact on Prudential’s reported results or on its relations with current and potential customers.

•	The markets for the UK, the US and Asian financial services are highly competitive, with several factors affecting Prudential’s ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels.

•	Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations.

•	Operational risks are present in all of Prudential’s business, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes.

•	In determining the pricing of its products and reporting the results of its long-term business operations Prudential needs to make assumptions about a number of factors. Changes to these assumptions in the light of actual experience may have a significant effect of Prudential’s reported results and capital and financing requirements.

•	As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

•	Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its wholly-owned subsidiaries.

•	The market value of an investment in Prudential may fluctuate and may not always reflect the underlying asset value.

•	The ability of Prudential to pay dividends is dependent upon the availability of distributable reserves and receipt of dividends and other distributions from subsidiaries. Capital requirements for Prudential’s regulated businesses may also restrict Prudential’s ability to pay dividends.

•	Prudential has no current plans for a subsequent offering of Prudential Shares. However, should Prudential decide to offer additional Prudential Shares or should there be significant sales of shares by major shareholders this could adversely affect the market price of the New Prudential Shares.

PART II

RISK FACTORS

A number of factors (risk factors) affect Prudential’s operating results, financial condition and trading price. In common with other industry participants, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance, and administration and acquisition expense.

The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties as additional risks and uncertainties not presently known to Prudential or that Prudential currently deems immaterial may also have an adverse effect on its business. Prudential’s business, financial condition or results of operations could be materially and adversely affected by any of the risks described below. In that event, the value of the Prudential Shares could decline, and investors could lose all or part of their investment. The information given is as of the date of this document, will not be updated, and any forward-looking statements are made subject to the reservations specified in the section entitled “Forward-Looking Statements” on page 2 of this document.

RISKS OF THE PRUDENTIAL GROUP

1.	Prudential’s businesses are inherently subject to market fluctuations and general economic conditions.

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions. In the UK, this is because a significant part of Prudential’s shareholders’ profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns.

In the US, fluctuations in prevailing interest rates can affect results from Jackson National Life which is predominantly a spread-based business with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products in Jackson National Life expose the Group to the risk that changes in interest rates which are not fully reflected in the interest rates credited to customers will reduce spread. The spread is the difference between the amounts that Jackson National Life is required to pay under the contracts, and the rate of return it is able to earn on its general account investments to support the obligations under the contract. Declines in spread from these products or other spread businesses that Jackson National Life conducts could have a material impact on its businesses or results of operations.

For some non unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows exactly to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets such as Taiwan, Korea and Japan where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This results in a residual asset/liability mismatch risk which can be managed but not eliminated.

In all markets in which Prudential operates, its businesses are susceptible to general economic conditions and changes in investment returns which may also change the level of demand for Prudential’s products. Past uncertain trends in international economic and investment climates which have adversely affected Prudential’s business and profitability could be repeated. This adverse effect would be felt principally through reduced returns and credit defaults (in fixed interest corporate bonds or unsecured lending), and may continue to affect the business unless conditions improve. In addition, falling investment returns could impair Prudential’s operational capability, including its ability to write significant volumes of new business.

2.	Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, it is subject to the risk of exchange rate fluctuations. Prudential’s international operations in the US, Asia and Continental Europe, which represent a significant proportion of operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon translation of results into pounds sterling. The currency exposure relating to the translation of reported earnings and shareholders’ funds is not separately managed other than by hedging activity in respect of the US dollar related components of the Financial Conglomerates Directive (“FCD”) surplus capital. This currency exposure could impact on the Group’s gearing ratios (defined as debt over debt plus shareholder funds). The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within the consolidated statement of total recognized gains and losses.

Of core structural borrowings at 31 December 2004 of £2,797 million, £898 million was denominated in US dollars, partially to hedge the currency exposure arising from Prudential’s investment in its US operations. The impact of gains or losses on currency translation is recorded as a component of shareholders’ funds within the consolidated statement of total recognized gains and losses. This loss primarily arises upon translation into pounds sterling of the investments in Prudential’s US and Asian operations, but reflects the offset of exchange gains of £64 million on the carrying value of the US dollar denominated borrowings, reflecting movements in the US dollar to pounds sterling exchange rate during 2004.

3.	Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates.

Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, these changes include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements or tax law or interpretation. In the UK, the FSA’s depolarization reforms and the rules relating to stakeholder products could have a significant effect on the types of products sold by Prudential, how its products are priced, distributed and sold and on shareholders’ return.

Similar changes in regulation in other jurisdictions could also have an impact elsewhere in the Group.

The EU Insurance Groups Directive, which was implemented in the UK in 2001, together with the FCD, which became effective from 1 January, 2005, require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the Group level in respect of shareholder-owned entities. The EU is also currently reviewing future solvency requirements (the Solvency II review). The implementation of these directives leads to Prudential being required to maintain a somewhat higher amount of capital as calculated at the Group level than necessary in respect of some of its businesses. The FCD parent company solvency requirements have to be complied with continuously from 1 January, 2005, with the result that Prudential needs to maintain an appropriate amount of capital at the parent company level to accommodate, for example, short-term movements in global foreign exchange rates to the extent not hedged, interest rates, deterioration in the credit quality of the Group’s bond portfolios and equity markets. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Group’s solvency position.

Inconsistent application of these directives by regulators in different EU member states may place Prudential at a competitive disadvantage to other European financial services groups.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

4.	Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers. These could be a review of business sold in the past under previously acceptable market practices at the time. Pending legal and regulatory actions include proceedings relating to aspects of Prudential’s business and operations and which are typical of the business it operates, such as, the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies and regulatory reviews on products sold and industry practices, including in respect of businesses it has closed.

In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries, including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

Although Prudential believes it has adequately reserved in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such reserves are sufficient. It is possible that Prudential’s future performance could be affected by an unfavorable outcome in these matters.

5.	Prudential’s businesses are conducted in highly competitive environments and Prudential’s continued profitability depends on its management’s ability to respond to these pressures.

The markets for the UK, the US and Asian financial services are highly competitive, with several factors affecting Prudential’s ability to sell its products, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and historical bonus levels. In some of its markets Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in Asia, may limit the Group’s potential to grow its business as quickly as planned.

Within the UK, Prudential’s principal competitors in the life market include many of the major stock and mutual retail financial services companies including, in particular, Aviva, Legal & General, HBOS and Standard Life. In 2004, Prudential had a 58 per cent. market share of group additional voluntary contributions, 28 per cent. of the individual annuity market and in the fourth quarter had a 39 per cent. share of the with-profits bond market sold through IFAs.

Jackson National Life’s competitors in the US include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. Jackson National Life’s principal life insurance company competitors in the US include AIG, Allstate Financial, Allianz Life of North America, AXA Financial Inc, Hartford Life Inc., ING, John Hancock, Lincoln National Corporation and Met Life. At 31 December 2004, in the United States Jackson National Life was the fourteenth largest life insurance company in terms of general account assets, the sixth largest provider of individual fixed annuities in terms of sales and the fifteenth largest provider of variable annuities in terms of sales.

Within Asia, the Group’s main regional competitors are international financial companies, including AIG, Allianz, ING and Manulife. In 2004, the Prudential Group’s Asian operations (“Prudential Corporation Asia”) was the leading European-based life insurer in Asia in terms of market coverage and number of top 5 market positions, with operations in 12 Asian countries.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. Further information on competitive pressures that relate to the Prudential Group is set out in pages 71 to 73 of Prudential’s Form 20F for the financial year ended 31 December 2004, which is incorporated into this document by reference.

6.	Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are intended to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of Prudential’s products and, as a result, its competitiveness. Downgrades in Prudential’s ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates Prudential pays on its borrowings are affected by its debt credit ratings, which are in place to measure Prudential’s ability to meet its contractual obligations.

On December 20 2002, Moody’s downgraded the financial strength rating of the Prudential Assurance Company Limited’s (“Prudential Assurance” or “PAC”) long-term fund from Aaa (on review for possible downgrade) to Aa1 (stable outlook). On January 29, 2003. Standard & Poor’s downgraded the financial strength rating of PAC’s long-term fund from AAA (negative outlook) to AA+ (stable outlook). Prudential believes the downgrades that it, and the rest of the UK insurance industry, experienced have not to date had a discernible impact on its performance.

Prudential’s long-term senior debt is rated as A2 (stable outlook) by Moody’s, AA- (negative outlook) by Standard & Poor’s and AA- (stable outlook) by Fitch Ratings. The rating from Moody’s represents their third highest category out of 9, the rating from Standard & Poor’s represents the second highest category out of 8 and the rating from Fitch Ratings represents the second highest category out of 12. Prudential’s short-term debt is rated as P-1 by Moody’s and A1+ by Standard & Poor’s. These ratings represent the highest rating category out of 4 and out of 6 categories for each rating agency, respectively.

7.	Adverse experience in the operational risks inherent in Prudential’s business could have a negative impact on its results of operations.

Operational risks are present in all of Prudential’s business, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, Prudential outsources several operations, including certain UK processing and IT functions. In turn, Prudential is reliant upon the operational processing performance of its outsourcing partners.

Further, because of the long-term nature of much of Prudential’s business, accurate records have to be maintained for significant periods. Prudential’s systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled, but any weakness in the systems could have a negative impact on its results of operations during the effective period. Prudential has not experienced or identified any operational risks in its systems or processes during 2004 or subsequently which have caused, or are expected to cause, a significant negative impact on its results of operations.

8.	Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations.

Prudential needs to make assumptions about a number of factors, including those enumerated in the first paragraph of this Part II (Risk Factors), in determining the pricing of its products and for reporting the results of its long-term business operations.

For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. As part of its pension annuity pricing and reserving policy, Prudential assumes that current rates of mortality continuously improve over time. Annuity mortality assumptions were revised in 2003 to assume future improvements in mortality for males and females at levels projected in the Continuous Mortality Investigations medium cohort table as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further example is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. Prudential’s persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), Prudential’s results of operations could be adversely affected.

9.	As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

Prudential’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries. As a holding company, Prudential’s principal sources of funds are dividends from subsidiaries, shareholder backed funds, the shareholder transfer from Prudential’s long-term funds and any amounts that may be raised through the issuance of debt and commercial paper.

Certain of the subsidiaries have regulatory restrictions that can limit the payment of dividends, which in some circumstances could limit the Group’s ability to pay dividends to shareholders.

10.	Prudential operates in a number of markets through joint ventures and other arrangements with third parties. These arrangements involve certain risks that Prudential does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures. Prudential’s ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants and may be adversely affected by new or existing regulations in the markets in which its joint ventures operate. Prudential may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could affect Prudential’s results of operations.

RISKS RELATING TO THE NEW PRUDENTIAL SHARES

11.	Investments in listed securities

The value of an investment in Prudential may go down as well as go up. The market value of the New Prudential Shares can fluctuate and may not always reflect the underlying asset value.

12.	Dividend payments

The ability of Prudential to pay dividends on the Prudential Shares is dependent upon the availability of distributable reserves and upon the receipt by it of dividends and other distributions from subsidiaries. Prudential’s regulated subsidiaries’ distributable reserves and the dividends they may declare may be restricted to protect the security of customers, as applicable legislation does not allow for the payment of dividends unless capital adequacy requirements are met.

13.	Future share issues

Prudential has no current plans for a subsequent offering of Prudential Shares. However, it is possible that Prudential may decide to offer additional Prudential Shares in the future. An additional offering or significant sales of shares by major shareholders could have an adverse affect on the market price of the New Prudential Shares.

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PART IV

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have previously been published and approved by the FSA or filed with it and are available for inspection in accordance with section 14 of Part XV (Additional Information), contain information which is relevant to this document:

1.	Prudential’s annual report and audited consolidated annual financial statements for the three financial years ending 31 December 2004, 31 December 2003 and 31 December 2002;

2.	Prudential’s Form 20F for the financial year ended 31 December 2004, filed with the U.S. Securities and Exchange Commission on 24 June, 2005;

3.	Prudential’s unaudited interim consolidated financial statements for the six month period ended 30 June 2005;

4.	Prudential’s statement of further detail on 2004 EEV Results (previously published on 2 June 2005) made on 13 December 2005; and

5.	the Offer Document.

The table below sets out the sections of the above documents, which contain information incorporated by reference into, and forming part of this document. Only information in the parts of the above documents identified in the list below is incorporated into and forms part of this document.

Information incorporated into this document by reference	Location of incorporation

Prudential’s annual report and audited consolidated annual financial statements for the period ended 31 December 2004:

(i) the Consolidated Financial Statements of Prudential for the financial year ended 31 December 2004, including Consolidated Profit and Loss,
Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes to the financial statements (pages 56 to 95) and (ii) the Independent Auditor’s Report by KPMG Audit plc (page 97);	Part XI — “Historical Financial Information relating to Prudential”

(iii) Achieved Profits Basis Supplemental Information (pages 113 to 125)	Part IX — “Operating and Financial Review”

(iv) the Business Review, (v) the Financial Review, (pages 5 to 29)	Part IX — “Operating and Financial Review” Part VII — “Information on Prudential”

(vi) the Remuneration Report (pages 42 to 52), (vii) the Corporate Responsibility Review (pages 30 to 31); (viii) the Corporate Governance Report (pages 34 to 41) and (ix) the Directors Report (pages 53 to 54)	Part XIV “Directors, Responsible Persons, Corporate Governance and Employees”

Prudential’s annual report and audited consolidated annual financial statements for the period ended 31 December 2003:

(i) the Consolidated Financial Statements of Prudential for the financial year ended 31 December 2003, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes to the financial statements (pages 56 to 96) and (ii) the Independent Auditor’s Report by KPMG Audit plc (page 97);	Part XI — “Historical Financial Information relating to Prudential”

(iii) Achieved Profits Basis Supplemental Information (pages 103 to 115)	Part IX — “Operating and Financial Review”

Information incorporated into this document by reference	Location of incorporation

(iv) the Business Review, (v) the Financial Review, (pages 6 to 26)	Part IX — “Operating and Financial Review” Part VII — “Information on Prudential”

Prudential’s annual report and audited consolidated annual financial statements for the period ended 31 December 2002:

(i) the Consolidated Financial Statements of Prudential for the financial year ended 31 December 2003, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes to the financial statements (pages 47 to 85) and (ii) the Independent Auditor’s Report by KPMG Audit plc (page 86);	Part VII — “Historical Financial Information relating to Prudential”

(iii) Achieved Profits Basis Supplemental Information (pages 89 to 101)	Part IX — “Operating and Financial Review”

(iv) the Business Review, (v) the Financial Review, (pages 6 to 25)	Part IX — “Operating and Financial Review” Part VII — “Information on Prudential”

Prudential’s Form 20F for the financial year ended 31 December 2004:

Pages 12 to 14 and 20 to 74 (Information on the Company, excluding the sections entitled “Strategy” and “Significant Subsidiaries”)	Part II “Risk Factors” Part VII “Information on Prudential” Part XII “Supervision and Regulation” Part XV “Additional Information — Litigation”

Prudential’s unaudited consolidated interim financial statements for the six month period ended 30 June 2005:

(i) the Consolidated Financial Statements of Prudential for the six months ended 30 June 2005, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement and notes to the financial statements (pages 14 to 39) and (ii) the Independent Review Report by KPMG Audit plc (page 43);	Part VII — “Historical Financial Information relating to Prudential”

(iii) Supplementary International Financial Reporting Standards Basis Results (pages 40 to 42)	Part IX — “Operating and Financial Review”

(iv) the Business Review, (v) the Financial Review, (pages 3 to 13)	Part IX — “Operating and Financial Review” Part VII — “Information on Prudential”

Offer Document:

Part 1B section 5 (Background to and reasons for the Offer)	Part VI “Information on the Offer — Background to and reasons for the Offer”

Prudential’s statement of further detail on 2004 EEV Results (previously published on 2 June 2005) made on 13 December 2005:

Pages 1 to 26	Part IX — “Operating and Financial Review”

PART V

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS

Sir David Clementi Mark Tucker Philip Broadley Clark Manning Michael McLintock Mark Norbom	Keki Dadiseth Michael Garrett Bridget Macaskill Roberto Mendoza Kathleen O’Donovan James Ross Rob Rowley

COMPANY SECRETARY Peter Maynard	REGISTERED OFFICE Prudential plc Laurence Pountney Hill London EC4R OHH

FINANCIAL ADVISER Lexicon Partners No. 1 Paternoster Square London EC4M 7DX	BROKER UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP

LEGAL ADVISER TO THE COMPANY Slaughter and May One Bunhill Row London EC1Y 8YY

AUDITORS KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB	REGISTRARS AND RECEIVING AGENTS Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

PART VI

INFORMATION ON THE OFFER

1.	Introduction

On 26 October 2005, Prudential announced it was considering making a share exchange offer to acquire the shares in Egg it does not already own. This statement was made in the context of an announcement that set out Prudential’s intention to retain its interest in Egg and seek greater co-operation between its UK businesses, including Egg.

On 1 December 2005 the boards of Prudential and Egg announced they had agreed the terms of a recommended offer to be made by Lexicon Partners on behalf of Prudential for the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group representing approximately 21.7 per cent of the issued share capital of Egg. Philip Broadley and Roberto Mendoza are directors of both Egg and Prudential and accordingly have not participated in Egg’s deliberations in relation to the Offer.

2.	Terms of the Offer

The Offer, which is only subject to the condition in section 4 of this Part VI and the further terms in sections 7 and 8 of this Part VI, and is to be set out in the Offer Document and Form of Acceptance, is being made on the following basis:

0.2237 New Prudential Shares for each Egg Share

Based on the closing mid-market price of 527.5 pence per Prudential share on 30 November 2005, the last Business Day prior to the date of the Offer Announcement, the Offer:

•	values the existing issued share capital of Egg at approximately £973 million;

•	values each Egg Share at approximately 118 pence;

•	represents a premium of approximately 18 per cent. to the closing middle market price of 100.25 pence per Egg Share on 25 October 2005, being the last Business Day prior to the announcement by Prudential that it was considering making the Offer; and.

•	represents a premium of approximately 15 per cent. to the closing middle market price of 102.5 pence per Egg Share on 30 November 2005, being the last Business Day prior to the date of the Offer Announcement.

Full acceptance of the Offer, assuming exercise of all in the money existing options under the Egg Share Option Schemes, would result in the issue of up to 41,093,019 New Prudential Shares representing approximately 1.7 per cent. of the issued ordinary share capital of Prudential as enlarged by the Acquisition.

The offer of New Prudential Shares as consideration for the Acquisition will allow Egg shareholders to participate in future value creation and dividends payable by the enlarged Prudential Group, including the benefit of cost and revenue synergies not otherwise available to Egg as a stand-alone business.

Application has been made for the New Prudential Shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities.

Further details of the bases and sources for certain information set out in this section are contained in section 12 of Part XV of this document.

3.	Prudential’s ownership of Egg Shares and irrevocable undertakings

As at 15 December (the latest practicable date prior to publication of the document):

(A)	the Prudential Group owns in aggregate 645,955,847 Egg Shares representing approximately 78.3 per cent. of Egg’s existing issued ordinary share capital;

(B)	5,069,632 Egg Shares are held as investment assets in Prudential’s UK life funds and 42,848 Egg Shares in other investment funds managed by M&G; and

(C)	three directors of Prudential, Philip Broadley, Roberto Mendoza and Rob Rowley (and their close relatives) are interested in 2,610, 300,000 and 940 Egg Shares respectively.

The Independent Committee have given irrevocable undertakings to Prudential to accept the Offer in respect of their own beneficial holdings of Egg Shares, amounting in aggregate to 856,736 Egg Shares, representing approximately 0.5 per cent. of Egg’s existing issued share capital not owned by Prudential (and 0.1 per cent. of Egg’s existing issued ordinary share capital).

4.	Condition of the Offer

The Offer is subject only to the condition that the admission of the New Prudential Shares (i) to listing on the Official List of the UK Listing Authority becomes effective in accordance with the Listing Rules of the UK Listing Authority and (ii) to trading on the London Stock Exchange’s market for listed securities becomes effective in accordance with the Admission and Disclosure Standards made by the London Stock Exchange from time to time.

5.	Background to and reasons for the Offer

Detailed information concerning the background to and reasons for the Offer is set out in Part 1B section 5 (Background to and Reasons for the Offer) of the Offer Document, the information in which section is incorporated into this document by reference.

6.	Executive directors and employees of Egg

Prudential has invited the directors of Egg initially to remain on the board of Egg after the Offer is unconditional in all respects.

8.	Overseas shareholders

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should obtain advice and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, by means of telephone, facsimile, telex, internet or other forms of electronic communication) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States of America, nor will it be made in or into any Restricted Jurisdiction and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States of America or any Restricted Jurisdiction. Accordingly, copies of this document and any other offer documents are not being, and must not be, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from, the United States of America or any Restricted Jurisdiction. Doing so may render invalid any purported acceptance of the offer.

The New Prudential Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration. The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Prudential Shares have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, Prudential Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada, Australia or Japan or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in Canada, Australia or Japan.

9.	The New Prudential Shares

The New Prudential Shares issued in connection with the Offer will be ordinary shares of 5 pence each in the capital of the Company which will rank pari passu in all respects with existing Prudential shares. The New Prudential Shares will be created under the Companies Act, and the legislation made thereunder, and will be issued in registered form and will be capable of being held in certificated and uncertificated form.

The New Prudential Shares will be issued free from all liens, equities, charges, encumbrances and other interests. The New Prudential Shares will be issued credited as fully paid.

10.	Settlement, listing and dealings

Application has been made to the UK Listing Authority for the New Prudential Shares to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Prudential Shares will commence on 22 December 2005.

PART VII

INFORMATION ON PRUDENTIAL

The Board of Prudential provided a detailed description of Prudential’s principal activities and markets, competitive position, intellectual property and legal proceedings relating to the Company for the period from 1 January 2002 to 30 June 2005 in the Company’s most recent Form 20F and Annual and Interim Reports for this period. The information in the following pages of these reports is incorporated into this document by reference:

(A)	pages 12 to 14 and 20 to 74 (Information on the Company, excluding the sections entitled “Strategy” and “Significant Subsidiaries”) of Prudential’s most recent Form 20F

(B)	pages 3 to 13 (Business Review) of Prudential’s unaudited consolidated interim financial statements for the six month period ended 30 June 2005;

(C)	pages 5 to 11 (Business Review) of Prudential’s annual report and audited consolidated financial statements for the period ended 31 December 2004;

(D)	pages 6 to 10 (Business Review) of Prudential’s annual report and audited consolidated financial statements for the period ended 31 December 2003; and

(E)	pages 6 to 13 (Business Review) of Prudential’s annual report and audited consolidated financial statements for the period ended 31 December 2002.

The information set out below is intended as an overview only and should be read in conjunction with the information in the pages listed above.

Overview

The Prudential Group is a leading international financial services group, headquartered in the UK and maintaining a primary listing on the London Stock Exchange. The Company also has a listing on the New York Stock Exchange. Prudential provides retail financial services and fund management in the markets in which it operates: the United Kingdom, the United States, Asia and Continental Europe. At 31 December, 2004, Prudential was one of the 25 largest public companies in the United Kingdom in terms of market capitalization on the London Stock Exchange.

History

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Prudential began writing property and casualty insurance in 1915, and expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. A group strategy review in the early 1990s identified significant opportunities for Prudential in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business. In 1998, Prudential launched Egg, now a leading e-commerce retail financial services provider, and in 1999, Prudential acquired M&G, a leading UK fund manager. In June 2000, Prudential completed its listing on the New York Stock Exchange and completed an initial public offering of Egg plc on the London Stock Exchange. In January 2002, Prudential completed the transfer of its personal lines property and casualty insurance business to Winterthur Insurance and the Churchill Group, its UK subsidiary, for consideration of £353 million. Since transferring its personal lines property and casualty insurance business in 2002, Prudential no longer writes any property or casualty insurance for retail or wholesale.

United Kingdom

In the United Kingdom, Prudential offers a range of retail financial products and services, including long-term insurance and asset accumulation and retirement income products (life insurance, pensions and pension annuities), retail investment and unit trust products, fund management services and banking products. Prudential primarily distributes these products through independent financial advisers, referred to as IFAs, bank branches, and through direct marketing, by telephone, mail and the internet.

At 31 December, 2004, in the United Kingdom, Prudential was:

•	the second largest life insurance group in terms of market capitalization;

•	the proprietor of one of the largest long-term funds of investment assets supporting long-term insurance products;

•	the fourth largest asset manager;

•	through Egg, one of the largest pure on-line banks with a 6 per cent. market share of total credit card balances; and

•	rated as Aa1 (stable outlook) by Moody’s, AA+ (stable outlook) by Standard and Poor’s and AA+ (stable outlook) by Fitch Ratings for the long-term fund of Prudential Assurance. The ratings from Standard & Poor’s, Moody’s and Fitch Ratings for Prudential Assurance’s long-term fund represent the second highest ratings out of 8, 9 and 12 in their respective rating categories.

United States

In the United States, Prudential offers a range of products through Jackson National Life Insurance Company (“JNL”), including fixed, fixed-indexed and variable annuities, life insurance, guaranteed investment contracts and funding agreements. Equity-indexed annuities are now referred to as fixed-index annuities, a term that JNL believes more accurately describes the product design and its benefits and features. Prudential distributes these products through independent insurance agents, securities broker-dealers, registered investment advisors and banks, credit unions and other financial institutions. At 31 December, 2004, in the United States, JNL was:

•	the fourteenth largest life insurance company in terms of general account assets[1];

•	the sixth largest provider of fixed deferred annuities in terms of sales[2];

•	the ninth largest provider of fixed-indexed annuities in terms of, sales[2];

•	the fifteenth largest provider of variable annuities in terms of sales[3]; and

•	rated AA (negative outlook) by Standard & Poor’s, AA (stable outlook) by Fitch Ratings and A1 (stable outlook) by Moody’s in terms of financial strength rating. The ratings from Standard & Poor’s and Fitch Ratings represent the third highest ratings out of 8 and 12, respectively, and the rating from Moody’s represents the fifth highest rating out of 9.

Asia

Prudential Corporation Asia is the leading European-based life insurer in Asia in terms of market coverage and number of top 5 market positions, with operations in 12 Asian countries. Prudential Corporation Asia offers a mix of life insurance with accident and health options, selected personal lines property and casualty insurance and mutual funds with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements, while the majority of mutual funds are sold through banks and brokers. Its life operations in China and India are through joint ventures in which it holds 50 per cent. and 26 per cent., respectively. In addition, in India, Prudential holds 55 per cent. of a fund management joint venture with ICICI and in Hong Kong it has a 36 per cent. stake in a joint venture with Bank of China International for MPF and mutual funds.

At 31 December 2004 Prudential Corporation Asia had:

•	operations in 12 countries and was Europe’s leading life insurer in Asia in terms of market coverage and number of top 5 market positions;

•	licences for eight cities and approval to provide group policies alongside the core life products in China;

•	over 136,000 tied agents and multiple third party distribution agreements; and

•	over five million policies in force.

1	Source: National Underwriter Insurance Data Services from Highline Data.

2	Source: LIMRA.

3	Source: VARDS.

Organizational Structure

Prudential plc is the parent company of the Prudential Group. A list of Prudential’s principal subsidiaries, associate companies and significant holdings, including their name, country of incorporation and proportion of ownership interest, is set out in section 7 of Part XV of this document.

Dividend policy

In February 2003, the Board reviewed Prudential’s dividend policy. Since then the Board has determined a dividend policy which reflects operating cashflows, and the strategy to invest in the business for long-term growth. The Board believes that the dividends for 2004 reflected an appropriate balance between the cash generated by the Group, the ability to finance growth, maintaining financial flexibility and the development of IFRS profits over the medium to long-term.

PART VIII

STRATEGY

Prudential’s strategy is driven by the overriding objective of generating sustainable value for the Group’s shareholders. To meet this objective, the Group must achieve a balance between present and future growth and profitability.

Prudential will continue to focus on building market-leading retail financial services franchises in the US, Asia and in the UK. The main emphasis is expected to be on organic growth and building on Prudential’s current strengths. In particular, the Group will look to capitalise on opportunities to provide retirement services and on building its life and pensions, fund management and retail banking businesses. The Group will become increasingly systematic in its targeting of existing customers and develop a broader ‘lifecycle financial needs’ customer proposition in those territories where the Group is confident it will have a basis for advantage.

US operations

Prudential conducts its US insurance operations through Jackson National Life Insurance Company and its subsidiaries, including Curian Capital LLC, a registered investment adviser. The US operations also include PPM America, Prudential’s US internal and institutional fund manager, and Prudential’s US broker-dealer operations.

JNL will continue to build a leading position in retirement services in the US and to focus on those product areas and distribution channels where it can extract value.

The economics of the US retirement services market are attractive and this, alongside the highly favourable demographics and the shifting of the responsibility for providing income during retirement away from government and employers towards the individual, provide excellent opportunities for the Group.

The aim is to continue to grow faster than the overall market using a combination of organic growth and a systematic programme of small bolt-on acquisitions.

JNL’s development will be built on:

•	its focus on meeting the needs of both advisers and their clients;

•	its ability to build the depth and breadth of its annuities distribution;

•	product innovation and speed of execution;

•	JNL’s advantages as a low cost operator, which allows it to offer competitive pricing and value to customers; JNL’s scaleable infrastructure will be an important factor in its ability to keep its costs low as the business grows.

With an emphasis on sales of low capital intensity variable annuity products, solid operating results and solid investment portfolio performance, JNL is expected to generate the capital necessary to support its future organic growth.

Asian operations

The Group’s Asian operations, directed by Prudential Corporation Asia, have been the main engine for growth in the Group in recent years and the underlying drivers of growth remain positive. Prudential, through its life insurance presence in twelve markets in the region is well positioned to capitalise on this growth and has no plans at present for expansion beyond these markets. In fund management, the Group is present in eight markets in the region, markets where the Group anticipates good conditions for the development of domestic mutual fund operations.

The strategy will be to grow primarily by organic means in all markets but with particular focus on North Asia (China, Taiwan and Korea) and India. Growth will be targeted on both life insurance and mutual funds. The Group will look to build market-leading positions in these large markets by being seen as the “agency employer of choice”; by accessing broader distribution opportunities, and through product innovation.

The Group will maintain its flexible approach to distribution in the region as individual markets develop. Life markets are dominated by face-to-face distribution and further improvements in productivity through systems and agency development remain critical in this channel. Bank distribution partnerships also remain very important and the Group will look to develop further in this area.

Alternative distribution such as broker and multi-tied agency distribution are growing in some of the more mature countries and direct and tele-marketing also provide significant growth potential.

Greater product customisation is a growing trend in Asia particularly in the pensions and retirement income segments. The targeting of pre- and post-retirement financial services is becoming a key theme for Prudential in Asia as elsewhere.

UK operations

The Directors believe that there are opportunities for the Group to expand its presence in the UK retail financial services market based on a reputation for customer service and products that give value for money. The Group will look to capitalise on the combined product capabilities, customer relationships and brand and financial strengths of its Prudential UK insurance operations, M&G and Egg more systematically. Whilst each business will pursue profitable growth in its own market segment of life and pensions, retail fund management and banking respectively, they will also work together to develop and promote a broader product range and a compelling lifecycle customer proposition.

The Group sees significant scope to create substantial financial benefits through greater collaboration in the UK, both in terms of cost savings and revenue opportunities. The Acquisition should facilitate co-operative working between the businesses and the achievement of these financial benefits, as described in more detail in Part 1B, section 5 (Background to and reasons for the Offer) of the Offer Document, the information in which pages is incorporated into this document by reference.

In the medium to long-term savings sector, it is expected that the opportunities for profitable growth will continue to be highly concentrated toward the pre- and post-retirement market and changes to the pensions tax regime due to come into force in 2006 are expected to encourage greater saving. Prudential UK will focus on building its medium to long-term savings presence in this segment.

In UK banking, the Group’s strategy is to further build on Egg’s retail presence and market position. Egg has a strong customer franchise, a powerful consumer focused brand and an effective direct distribution model offering direct access to the customer. Egg provides a scale platform from which Prudential will further develop its exposure to the profitable and fast growing personal savings and loans market.

Across the Group, the strategy is to organise in-house product manufacturing in the UK with strict regard to the profitability and capital efficiency of different product groups, and to retain flexibility to outsource other products to complete the range.

Asset management

Prudential’s asset management portfolio is ‘international’ rather than ‘globalised’ organised to service customers whose financial needs are largely conditioned by host country needs and conditions. Prudential has three asset management businesses: in the UK M&G, in the US PPMA and in Asia, PCA Funds. There are opportunities to develop these operations with more emphasis on cross border operational relationships.

M&G in the UK and PCA Funds in Asia in particular will look to build their retail fund management businesses capitalising on an anticipated increase in demand for transparent investment products, access to more global markets, the continuing rise of open architecture platforms and a rapidly expanding role for cross-border sales off a common investment platform. In the US, PPM America is focused on internal and institutional fund management. Our asset management businesses will continue to capitalise on these international opportunities through greater collaboration.

Synergies

Whilst maintaining the autonomy for each business to act in its individual markets is critical to ensure that services and products are tailored to meet local market needs, the Board believes that material synergies can be achieved through closer co-operation between the businesses. There are immediate benefits to be gained from working across the Group in areas such as capital management, risk management and in the Group’s IT infrastructure.

Group Capital

Capital management is at the centre of the Group’s strategy. Prudential will maintain an increasingly rigorous approach to capital allocation and deployment with a view to further improving capital efficiency. Capital disciplines are built into the Group’s decision-making processes and the Group continues to seek means of enhancing their effectiveness, including the development of financial information based on economic capital models and the use of risk adjusted rates of return.

One of the benefits of the Group’s present structure and operations is the diversification benefit derived from the spread of risks. Internal capital models indicate that the gross capital requirement for the Group of £3.7 billion is reduced by over £1 billion, or about 30 per cent. because of the benefits of diversification as a 31 December 2004 (unaudited financial information as derived from Prudential’s third quarter 2005 new business results and Group Update).

The Board believes that the Group’s existing capital and cash resources and those that can be generated from its business will be sufficient to fund its planned organic growth in the medium term. The Group also has options to increase its balance sheet capacity through increasing its debt and through alternative capital sources.

PART IX

OPERATING AND FINANCIAL REVIEW OF PRUDENTIAL

The Board provided a narrative analysis of Prudential’s financial statements for the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 and the six month period ended 30 June 2005 in the “Business Review” and “Financial Review” sections of their annual reports and accounts and interim report for these periods. The information in the following pages of these sections is incorporated into this document by reference:

(A)	pages 3 to 13 (Business and Financial Review) and 40 to 42 (Supplementary International Financial Reporting Standards Basis Results) of Prudential’s un-audited consolidated interim financial statements for the six month period ended 30 June 2005;

(B)	pages 5 to 29 (Business and Financial Review) and pages 113 to 125 (Achieved Profits Basis Supplemental Information) of Prudential’s annual report and audited consolidated financial statements for the period ended 31 December 2004;

(C)	pages 6 to 26 (Business and Financial Review) and 103 to 115 (Achieved Profits Basis Supplemental Information) of Prudential’s annual report and audited consolidated financial statements for the period ended 31 December 2003; and

(D)	pages 6 to 25 (Business and Financial Review) and 89 to 101 (Achieved Profits Basis Supplemental Information) of Prudential’s annual report and audited consolidated financial statements for the period ended 31 December 2002.

Some of the information in the Business and Financial Reviews incorporated into this document by reference include forward looking statements that involve risks and uncertainties. See “Forward-looking Statements” on page 2 and “Risk Factors” in Part II of this document for a discussion of important factors that could cause actual results to differ materially from the results described in the forward looking statements contained in the Business and Financial Reviews incorporated into this document.

The narrative presented in the Business and Financial Reviews incorporated into this document should be read in conjunction with audited historical consolidated financial statements, the notes explaining the financial statements and supplementary information contained in the relevant Annual Report and Accounts or Interim Report, the information in which has been incorporated by reference into this document (see Part XI). Unless otherwise indicated, the financial information included in the Business and Financial Reviews incorporated into this document has been extracted without material adjustment from Prudential’s audited historical consolidated financial statements and Prudential’s accounting records, which formed the underlying basis of the Annual Report and Accounts and Interim Report. The non-financial operating data incorporated into this Part IX has been extracted without material adjustment from Prudential’s management records.

Unless stated otherwise, the financial information in this section IX has been drawn from the Company’s unaudited third quarter 2005 new business results and Group update, announced on 26 October 2005.

Unaudited third quarter 2005 new business results

Total Group insurance sales were £10.8 billion for the first nine months of 2005, up 33 per cent. on total Group insurance sales during the first nine months of 2004.

UK and Europe Insurance Operations

Prudential UK and Europe APE sales in the first nine months of 2005 of £700 million were up 34 per cent on the same period of 2004, driven mainly by strong sales of bulk annuities and unit-linked bonds. This increase in sales includes the acquisition of the in-force pension annuities book from Phoenix Life & Pensions (“PLP”) in June 2005. Excluding this transaction, APE sales increased by 7 per cent. Sales for the full year in the UK will depend on whether a number of bulk annuity transactions are concluded prior to the year end. Prudential continues to maintain pricing discipline and its expectation for margin and return on capital for the full year are unchanged.

Bulk annuity sales in the first nine months of 2005 of £193 million were up £168 million on the prior year. Excluding the PLP transaction, growth in bulk annuity sales remained strong (up 92 per cent.), reflecting Prudential’s leading position in this market.

Although sales of individual annuities through intermediaries slowed due to the current competitive pricing environment to which Prudential chose not to respond, sales through the Partnerships and Direct to Consumer channels have largely been unaffected. Total individual annuity sales increased by 4 per cent on last year to £163 million, demonstrating the benefits of Prudential’s diversified distribution capability.

APE sales of unit-linked bonds increased 69 per cent to £49 million, reflecting continued progress being made by Prudential in the IFA unit-linked bond market.

Corporate pension sales have remained challenging with APE sales of £117 million in the first nine months of 2005 down 13 per cent on the same period last year. However, a number of larger mandates have been secured for the latter part of 2005, including the group stakeholder pension schemes for Royal & SunAlliance and Goodyear Dunlop.

APE sales for Prudential’s European operations increased 88 per cent to £15 million, reflecting growing bond sales through new and existing distributors.

Both PruFund and PruHealth celebrated their first anniversaries in the third quarter. PruFund’s initial investors received a total increase in their policy values of 8.4 per cent during the year (after tax and fund charges) reflecting the continued superior investment performance of Prudential’s life fund. This strong investment performance was recognised in the Cazalet 2005 with-profits report where Prudential’s rating increased from 8/10 to 9/10.

PruHealth had a good first year with sales growing more than 30 per cent per month in 2005. At the end of the third quarter of 2005, PruHealth had over 200 group clients and covered approximately 13,250 individuals. Premium income for the first nine months of 2005 was £5 million, of which £2 million was written in the third quarter.

Prudential’s new lifetime mortgage product, Prudential Property Value Release Plan, has been open for quotations and illustrations since the end of August 2005, and launched for new business earlier this month. This innovative product which gives customers greater flexibility and control over the timing of when they draw down funds, thereby reducing total interest charges over the lifetime of the loan, has been well received by advisers and customers.

In September 2005, Bankhall announced that Prudential had been appointed to its multi-tie panel to provide annuities, bonds, pensions, and protection products. Bankhall is one of the UK’s largest distributors of financial advice with over 7,500 financial advisers. This followed Prudential’s appointment in July to Sesame’s regulated multi-tie panel. Prudential was selected as a provider of guaranteed and with-profit annuities, investments, protection, and individual pensions and the panel went live in September. Prudential has been appointed to all but one of the major multi-tie networks announced to date and is strongly positioned to increase its share in the depolarised marketplace as this develops over the next couple of years.

M&G

M&G recorded gross fund inflows of £5.6 billion in the first nine months of 2005, an increase of 62 per cent. on the corresponding period in 2004 and had net fund inflows of £2.7 billion, an increase of 343 per cent.

Gross retail fund inflows were a record £2.7 billion, more than double the inflows in the same period last year, on the back of strong retail fund performance across all asset classes. Sales of equity funds were particularly strong, reflecting the fact that in equities M&G now has 72 per cent of funds in the top quartile over three years and 84 per cent of funds beating the sector average. M&G’s UK retail business delivered gross fund inflows of £1.1 billion, already surpassing the whole of 2004. M&G

International, which sells funds in Germany, Austria, Italy, Luxembourg and Switzerland, continued to grow very strongly, with gross fund inflows of £697 million, compared to £229 million for the first nine months of 2004. The South African business generated gross fund inflows of £855 million, up from £225 million for the same period last year. Net retail fund inflows across M&G’s retail businesses totalled £899 million, a 484 per cent increase compared to last year.

Gross institutional fund inflows increased by 31 per cent in the first nine months of this year, totalling £2.9 billion. Net fund inflows were £1.8 billion, compared to £463 million last year. M&G’s Collateralised Debt Obligations (CDO) business continued to develop strongly with net inflows of £521 million in the year to date. Institutional funds under management in the areas of segregated fixed income, pooled funds and property have also continued to grow during the year.

Jackson National Life

Prudential’s US operations had APE sales for the first nine months of 2005 of £401 million, which is 17 per cent. up on the corresponding period in 2004, as a result of increased variable annuity, fixed index annuity, and institutional product sales. Total retail APE sales for the first nine months of £308 million were up 14 per cent on 2004 as improved variable and fixed index annuity sales were partially offset by decreased fixed annuity sales during the period.

For the first nine months of 2005, variable annuity APE sales of £187 million were up 27 per cent on the prior year, following on from record sales in 2004. Total sales of variable annuities exceeded $1 billion in each of the first three quarters of 2005, with sales in each consecutive quarter surpassing the last. This result was achieved against a decline in the variable annuity market of 5 per cent for the first half of 2005, and reflects JNL’s continued success in product innovation and distribution.

JNL was ranked as the twelfth largest provider of variable annuities in the US market during the first half of 2005, compared with fifteenth during the same period last year. Its variable annuity assets grew 11 per cent during the first half of the year, compared with total industry growth of 1 per cent1. The rate of take-up of the fixed account option continued to decline at 22 per cent during the first nine months, compared with 28 per cent during the same period in 2004, primarily as a result of continued low interest rates and customers’ desire for greater equity exposure.

APE sales of fixed annuities were £64 million, down 24 per cent on the first nine months of 2004, reflecting continued low interest rates and a relatively flat yield curve in the US, which has made rates on short-term certificates of deposit more attractive to customers.

Fixed index annuity APE sales of £46 million were up 59 per cent on the first nine months of 2004, reflecting customers’ increasing preference for fixed products with the potential for higher returns linked to equity index performance.

APE sales of life products of £11 million for the first nine months of 2005, were up 10 per cent on the prior year.

APE sales of institutional products for the first nine months of the year were £94 million, up 31 per cent on the same period in 2004, reflecting several attractive issuance opportunities in the first half of 2005.

Curian Capital, which provides innovative fee-based separately managed accounts, had deposits of £315 million for the first nine months of the year, up 7 per cent over the same period in 2004. Currently in its third year of operation, Curian has surpassed $1.5 billion of funds under management.

Prudential Corporation Asia

Prudential’s Asian operations have continued the strong growth shown at the half year with total APE sales in the first nine months of £508 million, up 27 per cent on the same period last year. For the third quarter of 2005, sales on an APE basis of £197 million represent an increase of 32 per cent on the same three month period in 2004 and 15 per cent growth over the second quarter of 2005.

Prudential’s Korean life operation has sustained its strong performance recorded at the half year with third quarter APE sales of £31 million, an increase of 107 per cent on the same quarter last year. APE sales for the first nine months of 2005 were up 90 per cent on prior year. This increase clearly demonstrates the flexibility of its multi-channel distribution model, with in-house financial consultants and general agents currently the primary distribution channels, supported by contributions from direct marketing and bancassurance.

Prudential’s Indian life insurance joint venture with ICICI remains firmly in position as the number one private sector life insurance company. Prudential’s 26 per cent share of the joint venture’s APE sales for the first nine months of 2005 was £41 million, up 64 per cent on the same period in 2004. The business continues to extend its geographic reach in India with 74 branches to date and has grown its tied agency force by 72 per cent over prior year.

The life insurance joint venture with CITIC in China continues its rapid growth with a 17 per cent increase in third quarter APE sales compared to the second quarter, and a 46 per cent increase compared to the third quarter last year. APE sales for the first nine months of 2005 were £16 million, up 33 per cent on the same period of 2004. Progress continues to be made in establishing CITIC Prudential as the leading foreign joint venture life insurer in terms of geographic coverage, with six new city licences added during 2005 bringing the total to 10.

In Indonesia, APE sales for the first nine months of £33 million represent a 57 per cent increase on the same period of 2004. Third quarter sales of £13 million were 18 per cent ahead of the second quarter.

Third quarter APE sales in Taiwan increased 50 per cent over the second quarter. This was in part due to the successful launch of a new unit-linked retirement product in the previous quarter. For the first nine months of 2005, APE sales were up 13 per cent on prior year to £120 million. Unit-linked sales in Taiwan continue to grow and now represent 65 per cent of total APE sales in Taiwan on a year-to-date basis.

Prudential’s Singapore life operation delivered APE sales growth of 21 per cent compared to both the second quarter and to the same nine month period last year, driven in part by the launch of six new investment linked funds in 2005.

In Hong Kong, growth in APE sales was 7 per cent compared with the same nine month period last year demonstrating good performance in a challenging market. Third quarter sales of the more profitable regular premium products have continued to grow quarter on quarter over the nine month period due to growth from the bancassurance channels.

In Malaysia, Prudential’s life business continues to benefit from its market-leading agent productivity with total APE sales for the first nine months of 2005 of £46 million, up 18 per cent on the same nine month period last year.

Year to date aggregate APE sales from the remaining four markets of the Philippines, Thailand, Vietnam and Japan are down 9 per cent compared with the same nine month period last year. In Vietnam, sales for the first nine months of 2005 were down 20 per cent from the same period last year as industry growth continues to be slower than in 2004.

Total investment product funds under management are £9.3 billion, up 22 per cent on 2004. Earlier this year ICICI, Prudential’s joint venture partner in the Prudential ICICI Asset Management Company, agreed to purchase an additional 6 per cent share of Prudential ICICI Asset Management Company. The transaction was completed on 26 August, bringing ICICI Group’s share to 51 per cent, while Prudential now holds 49 per cent. As a result, Prudential no longer consolidates Prudential ICICI Asset Management Company as a subsidiary.

Net investment product inflows of £0.9 billion are up 249 per cent on 2004. Strong net inflows in Japan of £836 million and Korea of £473 million were partially offset by net outflows in Taiwan of £570 million where the bond fund market remains unsettled and of £150 million in third party institutional mandates.

Taiwan

The announcement of unaudited third quarter 2005 new business results and Group update released on 26 October 2005 gave the following summary of the Group’s in-force insurance liabilities in Taiwan.

Prudential’s in-force business in Taiwan includes traditional whole of life policies where the premium rates have been set by the regulator at different points in time for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included allowances for mortality and expenses. Guarantees have fallen over time as interest rates have reduced from a high of 8 per cent to levels of around 2 per cent today. The current low level of bond rates available in Taiwan gives rise to a negative spread against the majority of these policies.

The current cash costs of funding in-force negative spread in Taiwan is around £30 million a year. With planned growth, Taiwan is expected to become cash positive during 2010, even if rates were to stay unchanged.

In line with our strategy to develop the Taiwan business away from traditional business, the current mix of new business in Taiwan is 78 per cent unit-linked and protection. Interest rates have little effect on new business profitability and a 100 basis points fall in interest rates would reduce the new business margin in Taiwan by less than two percentage points.

Interest rate risk in Taiwan is allowed for within our economic capital modelling on a stochastic basis. This capital is held in central funds and is not required as local capital in Taiwan.

For regulatory capital purposes the FSA has agreed that we should modify the calculation so that the capital requirement in Taiwan under the Financial Conglomerates’ Directive can be determined on an economic capital basis that reflects the nature of our in-force liabilities in Taiwan.

In achieved profits reporting at the 2005 half year we assumed that Taiwanese bond rates, currently at around 2 per cent, will trend to a long-term assumption of 5.5 per cent by 31 December 2012. Allowance is made for the mix of assets in the fund, our future investment strategy and the market value depreciation of bonds already held by the fund as yields rise to the assumed long-term yields. At the half year this resulted in an assumed Fund Earned Rate that trends from 2.3 per cent to 5.8 per cent by 31 December 2013. There is a slight decline in the Fund Earned Rate in the first few years as the depreciation of long bonds exceeds the corresponding income pick up as rates rise.

Taiwan’s achieved profits embedded value at the end of 2004 was £153 million with sensitivities to bond rates as follows:

•	100 basis point fall in starting bond rates would reduce embedded value by £84 million;

•	100 basis point increase in starting bond rates would increase embedded value by £70 million;

•	100 basis point parallel decrease in bond rates with an equivalent adjustment to the risk discount rate would reduce embedded value by £204 million; and

•	100 basis point parallel increase in bond rates with an equivalent adjustment to the risk discount rate would increase embedded value by £148 million.

Prudential restated its 2004 year end achieved profits results to reflect European Embedded Value (EEV) principles on 2 June 2005. In these restatements the capital allocated to Asia was increased in line with the increase in economic capital and resulted in a charge of £269 million to embedded value. Prudential will adopt EEV as its Supplementary Reporting basis for its 2005 year end reporting. EEV embedded value has been established using a trended basis to longer-term rates with a prudent allowance for capital on a stochastic basis for the possible scenarios where lower interest rates would prevail.

Taiwan remains a key growth market for Prudential and was the largest of our markets in Asia in the nine months to 30 September 2005 in terms of APE sales.

It should be noted that the statements in this section assume constant exchange rates.

Current Trading and Prospects

Prudential’s businesses have continued to build on the strong performance delivered in the first nine months of the year. With its broad product range and diversified distribution channels, the Board believes Prudential is well positioned to deliver growth in its core markets in the future.

Shareholders’ borrowings and financial flexibility

As a result of the holding company’s net funds outflow of £164 million for the eleven month period ended 30 November 2005 and exchange conversion losses of £84 million, net core borrowings at 30 November 2005 were £1,484 million, compared with £1,236 million at 31 December 2004.

After adjusting for holding company cash and short-term investments of £1,260 million, core structural borrowings of shareholder-financed operations at 30 November 2005 totalled £2,744 million, compared with £2,797 million at the end of 2004. The decrease of £53 million reflected the repayment of US$250 million (£137 million equivalent) bonds and the repayment of short-term borrowings of £171 million offset by the issue of US$300 million (£167 million equivalent) Perpetual Subordinated Capital Securities and exchange conversion losses of £88 million. Core long-term loans at 30 November 2005 included £1,829 million at fixed rates of interest with maturity dates ranging from 2007 to perpetuity. £1,023 million of these loans were denominated in US dollars, to hedge partially the currency exposure arising from the Group’s investment in JNL.

Prudential has in place an unlimited global commercial paper programme. At 30 November 2005 commercial paper of £492 million, US$1,464 million and €357 million had been issued under this programme. Prudential also has in place a £5,000 million medium-term note (MTN) programme. At 30 November 2005 subordinated debt outstandings under this programme were £435 million and €520 million, and senior debt outstandings were US$18 million. In addition, the holding company has access to £1,400 million committed revolving credit facilities, provided by 14 major international banks and a £500 million committed securities lending liquidity facility. These facilities have not been drawn on during the period. The commercial paper programme, the MTN programme, the committed revolving credit facilities and the committed securities lending liquidity facility are available for general corporate purposes and to support the liquidity needs of the parent company.

The Group is funded centrally, except for Egg, which is responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential’s long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Prudential’s regulated subsidiaries’ distributable reserves and the dividends they may declare may be restricted to protect the security of customers, as applicable legislation does not allow for the payment of dividends unless capital adequacy requirements are met. In addition, certain of the Group’s operations are in territories that impose exchange controls or obligations to reinvest profits locally that restrict the ability of the Group to withdraw cash from those operations. Some territories operate taxation systems that might make it uneconomic to pay the dividend. However, the Board does not expect any of these factors to have a material impact on the Group’s ability to meet its obligations.

The Board believes that the Group’s existing capital and cash resources and those that can be generated from its business will be sufficient to fund its planned organic growth in the medium term. The Group meets immediate cash needs through borrowings under its commercial paper programme. The amount of commercial paper outstanding is reduced from time to time using the Group’s other cash resources. Otherwise, the Group’s borrowings are long-term and provide capital to support the Group’s businesses. The Group’s borrowings are not affected by seasonal factors.

EEV information

The Group provides certain additional financial information to its shareholders as further explanation of its financial performance. The Board believes the EEV methodology provides investors with a more informed measure of the underlying profitability of the Group’s long-term businesses and is a valuable supplement to the statutory accounts. All the information in pages 1 to 26 of Prudential Group’s most recent EEV statement, which was released to the market on 13 December 2005, is incorporated into this document by reference.

PART X

CAPITALIZATION AND INDEBTEDNESS

The following table shows the capitalization and indebtedness of the Prudential Group as at 30 September 2005, excluding amounts in respect of the Group’s with-profits funds. As at 30 September 2005, the Group’s liquid assets exceeded its total debt by almost £26 billion.

With the exception of the figures for shareholders’ equity, which have been extracted from Prudential’s unaudited 2005 Interim Report, the figures have been sourced from unaudited management accounts as at 30 September 2005 prepared on the basis of UK GAAP.

As at 30 September 05 Group
£m
Total Current debt :
Guaranteed	—
Secured(1)	2
Unguaranteed/Unsecured(2)	1,656

Total	1,658

Total Non-Current debt (excluding current portion of long-term debt) :
Guaranteed(3)	150
Secured	—
Unguaranteed/Unsecured	4,548

Total	4,698

Total Debt(4)	6,356

Shareholders’ equity(5):
a Share capital	119
b Legal reserve (share premium)	1,561
c Other reserves (excluding profit and loss reserve)	—

Total	1,680

A Cash	710
B Cash equivalents (bank deposits)	1,985
C Trading securities	28,310

D Liquidity (A+B+C)	31,005

E Current Financial Receivable	1,167

F Current Bank debt	101
G Current portion of non current debt	2
H Other current financial debt	1,555

I Current Financial Debt (F+G+H)	1,658

J Net Current Financial Indebtedness/(Funds) (I-E-D)	(30,514)

K Non current Bank loans	—
L Bonds Issued	4,407
M Other non current loans	291

N Non current Financial Indebtedness (K+L+M)	4,698

O Net Financial Indebtedness/(Funds) (J+N)	(25,816)

Notes:

1	The secured debt is secured on land and buildings.

2	This amount includes £1,493 million of commercial paper borrowings that support a short-term fixed income securities reinvestment programme.

3	The guaranteed debt has been issued by a financing subsidiary of the Group and has been guaranteed by Prudential.

4	The following table analyses total debt:

£m
Non-banking operations of the Group :
Bank debt within 1 year	35
Loan notes due within 2-5 years	53
Loan notes due after 5 years	209
Other financial debt due within 1 year	1,557
Other financial debt due within 2-5 years	407
Other financial debt due after 5 years	2,195

4,456

Banking operations of the Group :
Bank debt within 1 year	66
Floating rate notes due within 1 year	210
Floating rate notes due within 2-5 years	1,174
Subordinated debt instruments due after 5 years	450

1,900

Total debt	6,356

5	The shareholders’ equity shown above is as at 30 June 2005. There has been no material change since that time. The authorised share capital of Prudential is £170 million (divided into 3,000 million ordinary shares of 5p each and 2,000 million £ preference shares of 1p each) and US$20 million (divided into 2,000 million US dollar preference shares of 1 cent each) and Euros 20 million (divided into 2,000 million Euro preference shares of 1 cent each). At 15 December 2005, 2,386,771,543 ordinary shares were issued and fully paid. As at 15 December 2005, the latest practicable date prior to publication of this document, none of the preference shares has been issued.

6	The liquidity and debt of overseas operations has been translated into Sterling at the foreign exchange rates that applied at 30 September 2005. In particular the US$ exchange rate that applied at that time was US$1.8081 to £1.

Indirect and contingent indebtedness

The following table summarises Prudential Group’s indirect and contingent indebtedness as at 30 September 2005:

£m
Liabilities under funding arrangements	4,317
Commitments to fund investments	515
Secured lending	190
Guarantees and assets pledged as collateral security	179
Stocklending arrangements	6
Other contingent liabilities	229

5,436

PART XI

HISTORICAL FINANCIAL INFORMATION RELATING TO PRUDENTIAL

The historical financial information relating to Prudential Group in the following pages of Prudential Group’s Interim and Annual Reports is incorporated into this document by reference:

(A)	pages 22 to 39 (Consolidated Profit and Loss, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Financial Statements) of Prudential Group’s unaudited Interim Report and Consolidated Financial Statements for the six month period ended 30 June 2005

(B)	pages 56 to 95 (Consolidated Profit and Loss, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Financial Statements) of Prudential Group’s audited Annual Report and Consolidated Financial Statements for the year ended 31 December 2004;

(C)	pages 56 to 96 (Consolidated Profit and Loss, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Financial Statements) of Prudential Group’s audited Annual Report and Consolidated Financial Statements for the year ended 31 December 2003; and

(D)	pages 47 to 85 (Consolidated Profit and Loss, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Financial Statements) of Prudential Group’s audited Annual Report and Consolidated Financial Statements for the year ended 31 December 2002.

The Annual Report and Accounts for each of the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002 have been prepared in accordance with UK GAAP. KPMG Audit plc has issued unqualified audit opinions in respect of the financial statements for Prudential Group for the financial years ended 31 December 2004, 31 December 2003 and 31 December 2002. Save for these audited accounts none of the information in this document (including information incorporated by reference into this document) has been audited. KPMG Audit plc issued an Independent Review Report in respect of Prudential Group’s unaudited Interim Report and Consolidated Financial Statements for the six month period ended 30 June 2005.

Summary financial information

The tables on the following pages present the profit and loss account and balance sheet data for and as at the six months ended 30 June, 2005 and 30 June, 2004 and then the years ended 31 December, 2002 to 2004. The information has been derived from Prudential Group’s unaudited consolidated interim financial statements and Prudential Group’s audited consolidated financial statements, which are incorporated into this document by reference.

Unaudited Consolidated IFRS Basis Interim Financial Statements:

	Half year 2005	Half year 2004
	£m	£m
Statutory IFRS basis results(1)
Total profit after tax for the period after minority interest	300	233
Basis earnings per share	12.7p	11.2p
Shareholders’ funds, excluding minority interest	£5.0bn	£3.4bn

	Based on statutory IFRS results Half year 2005 £m	Based on supplementary IFRS results Half year 2004 £m
Supplementary IFRS basis information(2)
Operating profit from continuing operations based on longer-term investment returns before exceptional items	469	375
Total profit after tax for the period after minority interest	300	294
Operating earnings per share from continuing operations after minority interest	14.0p	12.2p
Basis earnings per share	12.7p	14.2p
Shareholders’ funds, excluding minority interest	£5.0bn	£3.4bn

	Half Year 2005	Half Year 2004
Declared dividends per share relating to reporting period	5.30p	5.19p
Funds under management	£214bn	£182bn

Notes:

(1)	The statutory IFRS basis results reflect the application of:

(i)	Measurement changes arising from policies the Prudential Group expects to apply on the adoption of all IFRS standards, other than IAS32 (“Financial Instruments: Disclosure and Presentation”), IAS39 (“Financial Instruments: Recognition and Measurement”), and IFRS4 (“Insurance Contracts”), from 1 January 2004. The half year 2005 results include the expected effect of these three standards from 1 January 2005.

(ii)	Changes to the format of the results and other presentational changes that the Prudential Group expects to apply in its full year 2005 financial statements in so far as they affect the summary results included in this document.

(iii)	Compared with supplementary results and earnings per share basis information previously provided under UK GAAP, a discretionary change of policy for the basis of determining longer-term investment returns included in operating profit based on longer-term investment returns.

(2)	The supplementary IFRS basis information reflects the application of the statutory IFRS changes noted in Note (1) above and, in addition, the estimated effect on the Prudential Group’s results for 2004 of applying IAS32, IAS39 and IFRS4 from 1 January 2004. This supplementary information is provided to enable a more consistent comparison of the 2005 and 2004 results.

Audited Consolidated Financial Statements

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m
Profit and loss account data
Gross premiums from long-term business operations	16,355	13,781	16,669
Gross premiums from discontinued general business operations	—	—	329
Reinsurance and change in unearned premiums	(256)	(290)	(545)

Total earned premiums, net of reinsurance	16,099	13,491	16,453

Investment returns:
Continuing operations	14,665	15,617	(3,664)
Discontinued operations	17	22	22

Total investment returns	14,682	15,639	(3,642)

Operating profit (based on long-term investment returns) before amortisation of goodwill, exceptional items and tax
Continuing operations:
UK and Europe operations	484	394	470
U.S. operations	182	140	131
Asian operations	130	71	62
Group activities	(193)	(181)	(189)

Total continuing operations	603	424	474
Discontinued operations	(20)	(67)	(25)

Operating profit (based on long-term investment returns) before amortisation of goodwill, exceptional items and tax	583	357	449
Amortisation of goodwill	(97)	(98)	(98)
Short-term fluctuations in investment returns	229	91	(205)
Profit on business disposals	48	—	355
Egg France closure cost	(113)	—	—

Total profit on ordinary activities before tax	650	350	501

Profit after tax and minority interests:
Operating profit (including post-tax long-term investment returns)	408	257	333

Profit for the period (including post-tax actual investment returns)	428	208	468

Prudential Group prepared the above results in accordance with UK GAAP.

PART XII

SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential’s principal insurance, investment and banking operations are in the United Kingdom, the United States and Asia. An overview of the applicable insurance, banking and other financial services regulation in each jurisdiction is set out below. This overview is for convenience only and does not purport to be complete. It should be read in conjunction with and as an introduction to the more detailed discussion of the supervision and regulation of the Prudential business set out in Item 4 “Information on the Company — Supervision and Regulation” in Prudential’s most recent 20-F, which is incorporated into this document by reference.

UK Supervision and Regulation overview

Prudential is a authorized to conduct its principal UK insurance, investment and banking businesses by the FSA. The FSA regulates and supervises the conduct of these businesses and the management of Prudential through the “approved persons regime”, under which the FSA pre-approve appointments of persons to positions of significant influence within authorized firms.

The 2000 Act imposes on the FSA statutory obligations to monitor compliance with requirements imposed by, and to enforce the provisions of, the 2000 Act, related secondary legislation and the rules made thereunder. In pursuance of these obligations, the FSA has extensive powers to investigate and intervene in the affairs of authorized firms.

The FSA’s enforcement powers, which may be exercised against both authorized firms and approved persons, include public censure, imposing unlimited fines and, in serious cases, the revocation or variation of permission to carry on regulated activities or of an approved person’s approved status. In addition, the FSA is able to apply sanctions for market abuse and has the power to prosecute criminal offences arising under the 2000 Act, insider dealing under Part V of the Criminal Justice Act 1993 and breaches of money laundering regulations. The FSA’s stated policy is to pursue criminal prosecution in all appropriate cases.

The FSA’s Conduct of Business Rules apply to every authorized firm carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorized persons in carrying on regulated activities. These Rules also govern the circumstances and manner in which authorized firms may communicate and approve “financial promotions”, which are communications in the course of business that constitute invitations or inducements to engage in investment activity.

Some of Prudential’s subsidiaries, including The Prudential Assurance Company Limited, Prudential Annuities Limited, Prudential Retirement Income Limited, Prudential Pensions Limited, Prudential Holborn Life Limited and Prudential (AN) Limited carry on insurance business in the United Kingdom with the permission of the FSA and are supervised by the FSA under the 2000 Act. Regulations govern most aspects of insurance companies business, including standards of solvency, reserves, capital adequacy, actuarial functions, treating customers fairly, transfer of insurance business, group supervision and business conduct.

Under rules in the Integrated Prudential Sourcebook which prescribe rules and guidance of authorised persons carrying on insurance business. an insurance company is restricted from carrying on any commercial business other than insurance business and activities directly arising from that business. Overall, the requirements of the Integrated Prudential Sourcebook are intended to align the capital adequacy requirements for insurance businesses more closely with those of banking and investment firms and building societies, for example, by addressing tiers of capital, rather than looking at net admissible assets. The Integrated Prudential Sourcebook requires that insurance companies maintain assets sufficient to meet the relevant capital requirement at all times in respect of both any long-term insurance and general insurance undertaken by the insurance company, the calculation of which requirement in any particular case being dependent on the type and amount of insurance business a company writes. The FSA Interim Prudential Sourcebook for Insurers continues to govern some matters such as the reporting requirements and the distribution of profits and with-profits business.

Certain of Prudential’s subsidiaries are authorized by the FSA to carry on investment business. These entities are subject to regulation and supervision by the FSA and must comply with the FSA Conduct of Business Rules and all other applicable rules prescribed by the 2000 Act regime.

The FSA has sole responsibility for banking supervision and regulation in the United Kingdom and has wide discretionary powers in relation to those banks it regulates. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from banks, appoint investigators, apply to the court for injunctions in cases of breaches or likely breaches of rules, impose financial penalties, issue a public statement or censure and vary, cancel or withdraw authorization to carry on banking business. In its role as supervisor of banks, the primary objective of the FSA is to fulfil its responsibilities under the 2000 Act regime relating to the safety and soundness of banks with the aim of strengthening, but not guaranteeing, the protection of depositors. The FSA requires Prudential’s banking subsidiary, Egg, to maintain a certain minimum capital adequacy ratio of total capital to risk-weighted assets and to report large exposures. The Interim Prudential Sourcebook for Banks, on a general level, requires banks operating in the United Kingdom to maintain adequate liquidity, taking into account the nature and scale of their business so that they are able to conduct business in a prudent manner and meet their obligations as they fall due. As part of its supervision, the FSA requires the banks subject to its supervision to provide it with information that the FSA may reasonably require to perform its functions under the 2000 Act regime.

Recent developments in UK Supervision and Regulation

Solvency II developments

In July 2005 the European Commission revised its Solvency II project timetable and now expects to formally adopt a framework directive in July 2007, nine months later than originally indicated. The revised timing arises out of the decision to codify the existing directives relating to life, non-life, reinsurance and groups into one single directive and the need to develop further the guidelines for the simulations on pillar 1 items. The Commission aims to publish the first draft version of the framework directive in October 2006, with a view to presenting a final version in February 2007, followed by a formal adoption procedure. The Commission has indicated that it continues to expect implementation of the Solvency II Directive to occur around 2010. The FSA has established a Standing Group to consider UK implementation measures in parallel to the Commission’s work.

Occupational Pensions Directive (2003/41/EC)

In its June 2004 response to its public consultation on the Occupational Pensions Directive, the UK Government advised that it will not be exercising the option to apply the directive to the occupational retirement provision business of life insurance companies. Draft regulations consistent with this approach were issued in March 2005.

Member States were required to have transposed the provisions of the Occupational Pensions Directive into national law by 23 September 2005. The UK Government has announced it is to delay the coming into force of the implementing regulations until towards the end of 2005.

Reinsurance Directive (2005/68/EC)

The EU adopted the Reinsurance Directive on 17 October 2005. The directive establishes a regulatory framework for harmonised supervision of reinsurance activities in the EU and lays down the minimum conditions necessary for pure reinsurance undertakings (including captive reinsurance undertakings) to obtain official authorisation. The reinsurance business of ‘mixed companies’ (insurance companies which also write reinsurance business, including captives) above a certain de minimis limit is also included within the scope of the Reinsurance Directive. The directive is intended as an interim measure; it is expected that reinsurers’ solvency requirements will be re-examined as part of Solvency II.

The expected implementation deadline for the Reinsurance Directive is December 2007. The FSA has indicated its intention to publish a consultation paper on its proposed implementation of the Reinsurance Directive in the third quarter of 2006, with a view to implementing rule changes by the end of 2007. Reinsurance business in the UK is already supervised in broadly the same way as direct insurance, but three main aspects of the directive have been initially identified by the FSA as potentially having a material impact on the current UK regime for reinsurers, namely:

(i)	the introduction of a ‘prudent person’ principles based approach to asset admissibility for the reinsurance business of pure reinsurers and mixed firms;

(ii)	changes to reduce the reinsurance solvency requirements for life and pensions business for pure reinsurers and mixed firms in respect of life reinsurance ‘protection’ business; and

(iii)	a requirement to authorise and supervise insurance and reinsurance special purpose vehicles and allow amounts outstanding or recoverable from them to be counted as regulatory capital or as reinsurance/retrocession.

Basel II/Capital Requirements Directive

The Capital Requirements Directive has been approved by the European Parliament and was endorsed by the Council of Ministers in October 2005. Implementation of the new standardised approaches for credit and operational risk will be required on the part of EU Member States from 1 January 2007, with implementation of the advanced approaches from 1 January 2008 in line with the current European timetable for the introduction of the Basel II requirements.

In October 2005 the US federal authorities postponed the implementation of Basel II in the US until 1 January 2009. Whilst this will not impact upon its implementation in the EU via the Capital Requirements Directive, the FSA is to consult with the US authorities regarding the practical difficulties which may arise in the interim period for UK-based groups with significant US operations and US-based groups with significant UK operations.

In September 2005 the FSA published Feedback Statement 05/1 presenting feedback to its January 2005 consultation paper on the implementation of Basel II and the Capital Requirements Directive and clarifying some of the policy positions set out therein. The FSA’s response remains subject to final text of the directive and examination of the constraints within it.

Of particular significance is that the FSA has advised in the Feedback Statement that the changes to the prudential framework which will result from implementation of the directive mean it will not be practicable for the FSA to ‘grandfather’ any existing waivers, concessions or individual guidance on capital rules for firms falling within the scope of the directive. The only exceptions to this will be the definition/composition of capital (which is not directly affected by the directive) and the concentration of risk regime (pending the outcome of the EU review in 2007), where existing waivers will largely be brought in through the use of transitional rules. Where appropriate, firms wishing to apply for new waivers or individual guidance are being encouraged by the FSA to do so early, in particular, where a decision is needed prior to the directive’s 1 January 2007 implementation date. However, the FSA has warned firms:

(i)	there will only be limited scope for it to grant new waivers within the constraints of the Capital Requirements Directive due to the ‘copy-out’ approach it has adopted to substantial parts of the directive; and

(ii)	they should not presume an existing exemption under current rules will be sufficient to meet the 2000 Act test for a continuation under the new rules; and

(iii)	the FSA will be unable to make issuing fresh individual guidance a priority during the initial stages of the new prudential regime.

The FSA has also made clear in the Feedback Statement the importance of the role of senior management in ensuring the adequacy of internal ratings based systems and the need for effective governance structures as a crucial element of this process.

A follow-up Capital Requirements Directive consultation paper is planned for February 2006, setting out the FSA’s final policy proposals and FSA Handbook text. The FSA’s intention is to put final rules in place by the third quarter of 2006.

Technical advice on Basel II implementation is ongoing at a European level. An updated version of the new Basel Accord incorporating additional guidance was published in November 2005 by the Basel Committee on Banking Supervision. However, the Basel Committee has not yet started to review the definition of capital; a working group has been established for these purposes.

Markets in Financial Instruments Directive (2004/39/EC)

In April 2004, the EU adopted a directive on markets in financial instruments (“MiFID”). MiFID substantially revises the current Investment Services Directive (“ISD”) and is intended to promote a single market for wholesale and retail transactions in financial instruments. It will introduce new and more extensive requirements for firms, in particular in relation to conduct of business, transparency, transaction reporting and internal organisation issues. MiFID will also extend the range of instruments and activities covered by the ISD ‘passport’ regime with implications for cross-border business.

MiFID will cover the majority (if not all) firms currently subject to the ISD regime. In addition, retail banks (and building societies) will be subject to MiFID for some areas of their business. Insurance firms are not directly within the scope of MiFID. However, the FSA has indicated that all firms carrying on investment business in the UK — including those likely to fall outside MiFID’s scope — will nevertheless be affected to some extent by the wide-ranging MiFID-associated future changes to its Handbook, in particular as a result of the substantial re-writing of the FSA’s Conduct of Business rules which MiFID implementation will necessitate. The FSA is considering the extent to which changes should be applied in respect of its regulation of the investment business of insurance companies in the interests of consistency for customers and fair and effective competition.

MiFID is a framework directive comprising core, high-level provisions (the Level 1 text) which came into force in April 2004 and supplementary detailed rules (the Level 2 measures). It is expected that the Commission’s formal Level 2 recommendations will be published in December 2005 or January 2006. Final adoption by the EU of these Level 2 measures will potentially be in April or May 2006. On the assumption that the revised deadline for MiFID implementation will be 1 November 2007, as recently proposed by the UK Presidency of the EU, 31 January 2007 will be the date on which the FSA’s MiFID implementing rules and guidance will be made.

From the first quarter of 2006 until mid-2006 the FSA and HM Treasury will consult on UK implementation of MiFID and the changes required to the existing regime under the 2000 Act. Key aspects of the MiFID regime have not yet been agreed at European level, but the FSA has advised that significant sections of its Handbook will have to be reworked as a result and is urging firms to start planning now for the impact of MiFID implementation on their business arrangements.

The Unfair Commercial Practices Directive (2005/29/EC)

This directive came into force on 12 June 2005 and must be transposed by Member States into national law by 12 June 2007, with an implementation date of 12 December 2007. In the UK, the Department for Trade and Industry is to publish a high-level consultation document on the general implementation of the directive.

The Unfair Commercial Practices Directive seeks to protect the economic interests of consumers from unfair business-to-consumer commercial practices, in particular misleading or aggressive commercial practices. The FSA does not envisage that the directive will have a major impact on the UK financial services industry since it expects to have to make only minimal changes to its rules in order to implement the directive and, in the area of banking, it believes the Banking Code already addresses the types of unfair commercial practices which the directive seeks to prohibit.

FSA Handbook review

The FSA is in the process of reviewing its Handbook of rules and guidance with the stated aim of eliminating or amending requirements which it deems are unduly restrictive, do not deliver on a cost-benefit analysis or are inconsistent with the FSA’s focus on senior management responsibility. The review forms part of the FSA’s move towards a more principles-based approach. In July 2005 the FSA set out, in Consultation Paper 05/10, the first phase of its Handbook review covering simplification and streamlining of its regimes in respect of Approved Persons, Anti-Money Laundering and Training and Competence and outlining a major review of the FSA’s Conduct of Business Rules, taking into account the future changes arising out of MiFID implementation.

The FSA is in the process of consulting on the restructuring of the prudential systems and controls material of its Handbook in the context of its implementation of the Capital Requirements Directive and MiFID. The Integrated Prudential Sourcebook will be broken down into new, smaller sourcebooks which will come into force on 1 January 2007, the date of implementation of the Capital Requirements Directive.

Other EU developments

Proposals for European directives in the area of financial services are currently under negotiation at European level and other current and potential legislative initiatives, reviews and inquiries at a European level have the potential to affect firms operating in the insurance, banking and investment sectors at a future date.

Proposed and potential directives:

•	The Consumer Credit Directive

In October 2005 the Commission adopted a revised proposal for a consumer credit directive intended to promote a single market in relation to consumer credit. If adopted, the directive will apply to all providers of unsecured credit to consumers (including banks) and all unsecured credit intermediaries. The FSA’s view is that agreement at European level is unlikely prior to 2007 (with Member States then having two years to implement the requirements), given that considerable debate is anticipated over the appropriate level of harmonisation, the introduction of mutual recognition, the approach to disclosure and advice and the requirements on credit intermediaries.

•	The Payment Services Directive

In December 2005 the Commission put forward proposals for a directive to create a ‘single payments area’ in the EU through the introduction of a new legal framework to harmonise cross-border payments (made by credit or debit card, electronic bank transfer, direct debit or other means). All Member States and all EU currencies will be covered. The Commission’s intention is that the new regime will be in place by 2010 at the latest.

•	Third Money Laundering Directive

It is anticipated that Third Money Laundering Directive will be formally adopted by the EU during December 2005 with an implementation period of 24 months. The directive contains more detailed customer due diligence provisions than the existing 1991 Money Laundering Directive which was amended in 2001 (and which will be repealed and replaced by the new directive when it comes into force), but the approach is risk-based, consistent with the current UK approach. The Third Money Laundering Directive is applicable to the financial sector as well as lawyers, notaries, accountants, real estate agents, casinos, trust and company service providers. Its scope also encompasses all providers of goods, when payments are made in cash in excess of €15.000.

•	A possible European directive on clearing and settlement arrangements

The Commission has indicated that directive in this area could be a means of liberalising and integrating clearing and settlement in the EU by affording all markets, clearing and settlement service providers and investors complete choice on the location of clearance and settlement of cross-border transactions, and granting rights of access between providers. In addition, the Commission has suggested that a directive of this kind could apply a common regulatory framework and appropriate governance arrangements to clearing and settlement providers.

The UK authorities are of the view that a full market failure and cost-benefit analysis is required before legislative action is proposed. The Commission is currently developing a Regulatory Impact Assessment on clearing and settlement which it is expected to publish in the first half of 2006. Whether any directive proposals will be developed will not become clear until publication of this document, but the FSA has advised that the implications of a directive of this kind might extend beyond the scope of traditional clearing and settlement service providers and could potentially impact on banks with significant custodian operations and banks which are active on international markets.

Commission reviews and inquiries:

•	Reviews into two banking Directives

In July 2005 the Commission launched reviews into the E-Money Directive (2000/46/EC) and the Deposit Guarantee Schemes Directive (94/19/EC) with the stated aim of analysing whether the directives adequately fulfil their initial objectives and are conducive to the competitiveness of the industry.

•	Retail banking and business insurance sector inquiries

On 13 June 2005, the European Commission’s Directorate General for Competition (“DG Comp”) launched sector inquiries into the areas of retail banking and business insurance with the objective of ascertaining whether there are any features of these sectors which may be restricting or distorting competition within the EU. The inquiries will be complementary to the Commission’s parallel initiatives to remove regulatory barriers within the Single Market for financial services and the Commission will be engaging in dialogue with consumer associations, banks, insurance companies and their associations in order to prepare and carry out the inquiries. The results of the inquiries could lead to specific enforcement initiatives by DG Comp or national competition authorities. The initial focus of the banking sector inquiry is on the market for payment cards and it will subsequently look into other retail banking products and services. All types of business insurance are to be considered for the purposes of the business insurance sector inquiry, and insurance and reinsurance intermediation fall within the scope of this inquiry. DG Comp is not expected to announce its conclusions on the inquiries until the end of 2006 or early 2007 although an interim report on payment cards is expected at the beginning of 2006.

US Supervision and Regulation overview

Prudential conducts its US insurance activities through Jackson National Life, a stock life insurance company licensed to transact its insurance business in, and subject to regulation and supervision by, the District of Columbia and 49 of the 50 states; Jackson National Life operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and the business conduct of insurance companies. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. These statutes and regulations in Jackson National Life’s state of domicile, which is Michigan, also set out the permitted types and concentration of investments. Michigan insurance law also requires Jackson National Life to conduct annually an analysis of the sufficiency of its life and annuity reserves and to maintain at least US$7,500,000 in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence.

As a licensed insurer in the District of Columbia and every state but New York, where it operates through a subsidiary, Jackson National Life is subject to the supervision of the regulators of each such jurisdiction. In connection with the continual licensing of Jackson National Life, regulators have discretionary authority to limit or prohibit the new issuance of business to policyholders when, in their judgment, the regulators determine that such insurer is not maintaining minimum surplus or capital or if the further transaction of business will be hazardous to policyholders.

Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by insurance companies that became impaired or insolvent. State regulators also generally require that insurers establish an asset valuation reserve that consists of two components: a “default component” to provide for future credit-related losses on fixed income investments and an “equity component” to provide for losses on all types of equity investments in addition to requiring that insurers establish an interest maintenance reserve to defer non-credit-related realized capital gains and losses, net of taxes, on fixed income investments (primarily bonds and mortgage loans) which are amortized into net income over the estimated remaining periods to maturity of the investments sold and to defer material gains or losses, net of taxes, resulting from market value adjustments on policies and contracts backed by assets carried at book value.

State regulators also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of certain material transactions with affiliates. For example, under New York and Michigan insurance laws and regulations, no person, corporation or other entity may acquire control of an insurance company or a controlling interest in any parent company of an insurance company, unless that person, corporation or entity has obtained the prior approval of the regulator for the acquisition.

Insurance regulatory authorities in each of the jurisdictions in which Jackson National Life does business require it to file detailed quarterly and annual financial statements and these authorities have the right to examine its operations and accounts. In addition, Jackson National Life is generally subject to federal laws such as the Patriot Act 2001 and the securities laws that the US Securities and Exchange Commission administers. The primary intent of the securities laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations.

Recent developments in US Supervision and Regulation

The Patriot Act, enacted in 2001, includes numerous provisions designed to fight international money laundering and to block terrorist access to the US financial system. The US Treasury Department has issued a number of regulations implementing the Patriot Act that apply certain of its requirements to financial institutions such as Prudential’s U.S. broker-dealer subsidiaries and, beginning May 2, 2006, Prudential’s U.S. life insurance subsidiaries. Among other things, the regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Prudential’s U.S. broker dealers have established policies and procedures to ensure compliance with the Patriot Act provisions and Prudential’s U.S. life insurance subsidiaries will have such policies and procedures in place prior to May 2, 2006.

In October 2005, the NASD levied a total of $3,850,000 in fines on certain of Jackson National Life’s broker-dealer affiliates in connection with the NASD’s wide-ranging investigation into so-called directed brokerage violations by NASD member firms. All of the cases involved the NASD’s Anti-Reciprocal Rule, which prohibits a member firm from favouring the sale of shares of mutual funds on the basis of brokerage commissions received by the firm. The fine imposed on one subsidiary, National Planning Corporation, also related to its use of non-cash compensation. The Jackson National Life affiliates targeted by the NASD’s probe have appropriately enhanced their respective policies and controls intended to ensure full compliance with NASD rules including the Anti-Reciprocal Rule and rules relating to the use of non-cash compensation. The fines are not expected to have a material impact on Prudential’s results of operations or financial condition.

Asian Supervision and Regulation overview

Prudential’s businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but the regulators typically grant (or revoke) licenses and therefore control the ability to operate a business.

The industry regulations are usually widely drawn and will include provisions governing both financial matters and the way business is conducted in general. Examples include the registration of agents, the approval of products, asset allocation, minimum capital and the basis for calculating the company’s solvency and reserves and the valuation of policyholder liabilities. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. The regulators may also conduct physical inspections of the operations from time to time.

A number of Asian countries require insurance companies to participate in policyholder protection schemes (i.e., contribute to a fund to support policyholders in the event of an insurance company failing).

To date no regulatory issues have given rise to a material impact on Prudential Corporation Asia results.

PART XIII

UK TAXATION CONSIDERATIONS

Set out below is a summary of the material UK taxation considerations that arise in connection with holding New Prudential Shares. This summary is based on current UK legislation and an understanding of HM Revenue & Customs published practice as at the date of this document. It is of a general nature and only relevant to shareholders who are resident or (if individuals) ordinarily resident in the UK for UK tax purposes and who hold their New Prudential Shares beneficially as an investment (otherwise than under a personal equity plan or an individual savings account) and not as trading stock and who have not (and are not deemed to have) acquired their shares by virtue of an office or employment of any person.

If you are in any doubt as to your tax position or if you think you may be subject to taxation in a jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

Taxation of dividends

Prudential is not required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from Prudential will be entitled to a tax credit equal to 10 per cent. of the gross dividend (or one-ninth of the dividend received) which may be set off against the shareholder’s total income tax liability on the dividend. A United Kingdom resident individual shareholder who is liable to income tax other than at the higher rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to payment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate (currently 40 per cent.), the tax credit will be set against but not fully match the shareholder’s tax liability on the gross dividend and such shareholder will have to account for additional tax equal to 25 per cent. of the cash dividend received.

United Kingdom resident corporate shareholders will not generally be subject to corporation tax on dividends paid by Prudential in respect of the New Prudential Shares. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Taxation of chargeable gains

Any disposal (or deemed disposal (including, without limitation, redemption) of New Prudential Shares by a person who is resident or (in the case of an individual) ordinarily resident for tax purposes in the UK or who carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment where such New Prudential Shares are or have been used, held or acquired for the purposes of such trade or branch, agency or permanent establishment may, depending on that person’s particular circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax will be payable on the allotment and issue of New Prudential Shares, whether in certificated form or in CREST. The preceding statement does not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with depositary arrangements or clearance services who may be subject to special rules.

Subsequent transfers or conveyances on sale of New Prudential Shares will generally be subject to United Kingdom stamp duty at a rate of 0.5 per cent of the consideration given for the transfer (such stamp duty being rounded up to the nearest £5). The purchaser normally pays the stamp duty.

An unconditional agreement to transfer New Prudential Shares will normally give rise to a charge to SDRT at a rate of 0.5 per cent of the amount or value of the consideration payable for the transfer. If a duly stamped transfer of such New Prudential Shares in pursuance of the agreement is produced and stamp duty is paid within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the condition is satisfied) the SDRT charge will be cancelled and, where the charge to SDLT has been paid, the SDRT will, provided a claim for repayment is made, be repaid. Any SDRT paid is repayable, generally with interest, and the SDRT charge is cancelled. SDRT is, in general, payable by the purchaser.

Paperless transfers of New Prudential Shares within the CREST system will generally be liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent of the amount or value of the consideration payable. CREST will normally collect SDRT on relevant transactions settled within the CREST system. Deposits of shares into CREST will not generally be subject to stamp duty reserve tax, unless the transfer into CREST is itself for consideration.

PART XIV

DIRECTORS, RESPONSIBLE PERSONS, SENIOR MANAGEMENT,

CORPORATE GOVERNANCE AND EMPLOYEES

1.	Persons Responsible

The Directors, whose names appear below, and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

2.	Directors

The following table sets out information relating to each of the Directors as at the date of this document. The business address of each of the Directors is c/o Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Name	Age	Position
Sir David Clementi	56	Chairman

Executive directors:
Mark Tucker	47	Group Chief Executive
Philip Broadley	44	Group Finance Director
Clark Manning	47	Executive Director
Michael McLintock	44	Executive Director
Mark Norbom	47	Executive Director

Non-executive directors:
Keki Dadiseth	59	Non-executive Director
Michael Garrett	63	Non-executive Director
Bridget Macaskill	57	Non-executive Director
Roberto Mendoza	60	Non-executive Director
Kathleen O’Donovan	48	Non-executive Director
James Ross	67	Non-executive Director
Rob Rowley	56	Non-executive Director

Ages given are as at 15 December 2005.

Directors’ profiles

The names, business experience and principal business activities outside Prudential of the current Board members of Prudential as well as the dates of their initial appointment as directors are set out below.

Sir David Clementi MA FCA MBA

Sir David Clementi has been Chairman of Prudential since 1 December 2002. In July 2003, he was appointed by the Secretary of State for Constitutional Affairs to carry out a review of the regulation of legal services in England and Wales, which was completed in December 2004. In February 2003 he joined the Financial Reporting Council. He is also a non-executive director of Rio Tinto plc, which he joined on 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for the Kleinwort Benson Group, latterly as Chief Executive.

Mark Tucker FCA

Mark Tucker was re-appointed as an executive director on 6 May 2005, on which date he also became Group Chief Executive. From May 2004 to March 2005 he was Group Finance Director, HBOS plc and a director of Halifax plc. Previously he was an executive director of Prudential from 1999 to 2003, and from 1993 to 2003 he was Chief Executive of Prudential Corporation Asia, and also held senior positions in Prudential’s businesses in the UK and US. He first joined Prudential in 1986, having previously been a tax consultant.

Philip Broadley FCA

Philip Broadley has been an executive director of Prudential and Group Finance Director since May 2000. In May 2005 he was appointed as a non-executive director of Egg plc. He is currently Chairman of the 100 Group of Finance Directors and a member of the Insurance Advisory Group of the International Accounting Standards Board. He is also President of the Przezornosc Charitable Foundation, which has been established in Poland in recognition of former policyholders with whom the Company lost contact. Previously, he was with the UK firm of Arthur Andersen, where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the United Kingdom and the United States.

Clark Manning FSA MAAA

Clark Manning has been an executive director of Prudential since January 2002. He is also President and Chief Executive Officer of Jackson National Life. He was previously Chief Operating Officer, Senior Vice President and Chief Actuary of Jackson National Life, which he joined in 1995. Prior to that, he was Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. He has more than 20 years’ experience in the life insurance industry, and holds both a bachelor’s degree in actuarial science and an MBA from the University of Texas. He also holds professional designations of Fellow of the Society of Actuaries (FSA) and Member of the American Academy of Actuaries (MAAA).

Michael McLintock

Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in March 1999. He joined M&G in October 1992. He is also a non-executive director of Close Brothers Group plc.

Mark Norbom

Mark Norbom has been an executive director of Prudential and Chief Executive, Prudential Corporation Asia since January 2004. Previously, he was President and Chief Executive Officer of General Electric Japan, and a company officer of General Electric Company. He has spent the last 10 years with General Electric in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with General Electric in various posts in the United States.

Keki Dadiseth FCA

Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. He is a member of the International Advisory Board of Marsh & McLennan Companies Inc., and from 1 April 2005 also a member of ACTIS LLP. He was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, and was a main board director of Unilever PLC and Unilever N.V. from 2000 to 2005. He joined Hindustan Lever Ltd in India in 1973, became Vice President of the Hindustan Lever Management Committee in 1987, progressing to Chairman in 1996. He is a Trustee of the Ratan Tata Trust, a director of The Indian Hotels Company Limited, “The Taj Group”, a member of the International Advisory Board of DaimlerChrysler Group and a director of the Indian School of Business (a venture between industry and the Business Schools at Wharton, Kellogg and LBS). He has also been appointed to the board of Nicholas Piramal India Limited with effect from 1 December 2005.

Michael Garrett

Michael Garrett has been an independent non-executive director of Prudential since September 2004. He was an Executive Vice President of Nestle S.A., and member of the executive board from 1992 until 30 April 2005. He has worked for Nestle since 1961, becoming Head of Japan in 1990 and director with responsibility for the Far East in 1993. He was a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System. He remains a director of Nestle companies in India, Japan and Malaysia. He has been additionally elected as a board member of Bobst Group Switzerland in May 2005, and of Hasbro Inc. in July 2005.

Bridget Macaskill

Bridget Macaskill has been an independent non-executive director of Prudential since September 2003. She rejoined the Board of Prudential having previously resigned due to a potential conflict of interest in March 2001. She is a non-executive director of J Sainsbury Plc. She was previously Chairman and Chief Executive Officer of OppenheimerFunds Inc, a major New York based investment management company. She has been additionally appointed as a director of the Federal National Mortgage Association (Fannie Mae) with effect from 1 December 2005.

Roberto Mendoza

Roberto Mendoza has been an independent non-executive director of Prudential since May 2000. He was appointed as Chairman of the Remuneration Committee in July 2002. He is also the non-executive Chairman of Egg plc and Chairman of Integrated Finance Limited. Previously, he was Vice Chairman and director of JP Morgan & Co. Inc., a non-executive director of Reuters Group PLC and The BOC Group plc, and a managing director of Goldman Sachs.

Kathleen O’Donovan

Kathleen O’Donovan has been an independent non-executive director of Prudential since May 2003. She is a non-executive director of O2 plc, EMI Group plc and Great Portland Estates PLC. She is also Chairman of the Audit Committee of the EMI Group plc, and Chairman of the Invensys Pension Fund. Previously, she was a non-executive director of the Court of the Bank of England and Chairman of the Audit Committee of the Bank of England, and prior to that, she was Finance Director at BTR and Invensys. Prior to that she was a partner at Ernst & Young.

James Ross

James Ross has been an independent non-executive director since May 2004. He holds non-executive directorships with McGraw Hill and Datacard in the United States and Schneider Electric in France. He is also Chairman of the Leadership Foundation for Higher Education. He was previously Deputy Chairman of National Grid Transco plc, and prior to that Chairman of National Grid Group plc and Littlewoods plc. He was also Chief Executive of Cable and Wireless plc and Chairman and Chief Executive of BP America Inc., and a Managing Director of the British Petroleum Company plc.

Rob Rowley FCMA

Rob Rowley has been an independent non-executive director of Prudential since July 1999. He was appointed as Chairman of the Audit Committee in June 2000 and as Senior Independent Director of Prudential in December 2003. He is also executive Deputy Chairman of Cable and Wireless plc, a non-executive director of Taylor Nelson Sofres plc and a non-executive director of Liberty International plc. He retired as a director of Reuters Group PLC in December 2001, where he was Finance Director from 1990 to 2000.

3.	Directors’ interests

All executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in Prudential. This interest in shares must be acquired within two months of appointment to the Board if the director does not have such an interest in at least that number upon appointment. Non-executive directors have also agreed to use a proportion of their fees to purchase additional ordinary shares in Prudential on a quarterly basis. Both the qualification shares and shares acquired by the non-executive directors on a quarterly basis must be held while the directors remain in office.

As at 15 December 2005 (the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of each Director in the ordinary share capital of the Company which (i) have or will have been notified to the Company pursuant to sections 324 or 328 of the Companies Act; (ii) were required pursuant to section 325 of the Companies Act to be entered in the Register of Director’s Interests or (iii) are interests of a person connected (within the meaning of section 346 of the Act) with a Director which would, if such connected person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which was known or could, with reasonable diligence, be ascertained by the relevant Director as at 15 December 2005 (the latest practicable date prior to the publication of this document), are set out in the following table:

	Interests as at 15 December 2005
Director	No. of shares	Approximate percentage of issued share capital
Philip Broadley	32,788	0.0014
Sir David Clementi	23,849	0.0010
Keki Dadiseth	3,459	0.0001
Michael Garrett	14,997	0.0006
Bridget Macaskill	11,904	0.0005
Clark Manning	24,953	0.0010
Michael McLintock	202,809	0.0085
Roberto Mendoza	139,840	0.0059
Mark Norbom	618,026	0.0259
Kathleen O’Donovan	9,632	0.0004
James Ross	7,434	0.0003
Rob Rowley	43,862	0.0018
Mark Tucker	134,353	0.0056
	1,267,900

Interests in shares include deferred annual incentive awards, Mark Norbom’s shares awarded on appointment, and 2,612 shares held by Mark Norbom in the form of ADRs (1 ADR represents 2 ordinary shares).

Options over Prudential Shares held by the Directors are not included in the interests of the Directors shown in the table above. Details of options over Prudential Shares held by Directors are set out in section 5 (Share Schemes) below. As at 15 December 2005 (the latest practicable date prior to the publication of this document), save as disclosed in section 5 (Share Schemes) below, none of the Directors hold options over Prudential Shares.

Three directors of Prudential, Philip Broadley, Roberto Mendoza and Rob Rowley (and their close relatives) are interested in 2,610; 300,000 and 940 Egg Shares respectively.

Save as disclosed in this section 3 no Director nor their immediate families, nor any person connected with any Director within the meaning of Section 346 of the Act has any interests (beneficial or non-beneficial) in the share capital of the Company or any of its subsidiaries.

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which was significant to the business of Prudential and which was effected by Prudential during the current or immediately preceding financial year or during any further financial year and which remains in any respect outstanding or unperformed.

Save as disclosed in section 5 of Part XV, there are no outstanding loans granted by Prudential or any member of the Prudential Group to any of the Directors nor has any guarantee been provided by Prudential or any of its subsidiaries for their benefit.

4.	Directors’ share-based long term incentive schemes

Restricted Share Plan

The Restricted Share Plan (“RSP”), which was designed to provide rewards linked to the returns to shareholders, rewards the achievement of total shareholder return (“TSR”) relative to other companies that were in the FTSE 100 at the beginning of each three-year performance period.

For any awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company’s underlying financial performance over the performance period. At the end of each performance period, depending on the Company’s performance, executive directors may be granted a right to receive shares at no cost to the individual.

For RSP awards in 2004 and 2005, no award is made if the Company’s TSR performance is ranked below 50th percentile. For performance at 50th percentile, an award of 25 per cent. of the maximum award is made. The maximum award is made if performance is at 20th percentile or above. Between these points, the size of the grant made will be calculated on a straight line sliding scale.

For RSP awards in 2003, no award is made if the Company’s TSR performance is ranked beow 60th percentile, and the maximum award is made if performance is at 20th percentile or above. Between these points, the size of the grant made will be calculated on a straight line sliding scale.

For all awards in normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

In 2005, the conditional and maximum RSP awards for Mark Tucker was equivalent to 200 per cent of basic salary. For Philip Broadley, Clark Manning, and Mark Norbom the awards were equivalent to 160 per cent of basic salary and for Michael McLintock this award was equivalent to 80 per cent of basic salary.

The table below shows conditional awards held as at 15 December 2005 under the Restricted Share Plan. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions.

Director	Number of shares	Year of award	Date of end of performance period
Philip Broadley	133,919	2003	31 Dec 2005
	210,713	2004	31 Dec 2006
	182,983	2005	31 Dec 2007
Clark Manning	148,838	2003	31 Dec 2005
	196,174	2004	31 Dec 2006
	163,352	2005	31 Dec 2007
Michael McLintock	45,620	2003	31 Dec 2005
	67,429	2004	31 Dec 2006
	58,555	2005	31 Dec 2007
Mark Norbom	200,177	2004	31 Dec 2006
	182,983	2005	31 Dec 2007
Mark Tucker	356,817	2005	31 Dec 2007

The awards made in respect of 2003 and 2004 under the RSP run to 31 December 2005 and 31 December 2006 respectively. As at 31 December, 2004, TSR performance under these plans was ranked respectively at percentile positions 82nd and 79th on the basis of TSR performance.

In determining the 2005 conditional awards the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares was 437.2 pence.

Other Share Awards

The table below includes the share awards that have been deferred from Annual Incentive Plan payouts. The Annual Incentive Plan is described in section 9 of this Part XIV. The values of the deferred share awards are included in the bonus and total figures in the Directors’ emoluments table in section 7 of this Part XIV. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the 2004 awards, which were paid in 2005, the average share price was 492 pence.

Director	Type of award	Conditional share awards outstanding at 15 Dec 2005	Year of initial grant	Date of end of restricted period
Philip Broadley	Deferred 2003 annual incentive award	6,229	2004	31 Dec 06
Michael McLintock	Deferred 2003 annual incentive award	55,702	2004	31 Dec 06
	Deferred 2004 annual incentive award	91,420	2005	31 Dec 07
Mark Norbom	Award under appointment terms	15,339	2004	1 Jan 06
Mark Norbom	Award under appointment terms	89,353	2004	1 Jan 07
Mark Norbom	Award under appointment terms	31,596	2004	1 Jan 08
Mark Norbom	Award under appointment terms	15,339	2004	1 Jan 09
Mark Norbom	Award under appointment terms	414,826	2004	20 Feb 13
	Deferred 2004 annual incentive award	33,121	2005	31 Dec 07

The value of the 2003 deferred share award from the annual incentive plan is included in the Total emoluments figure in the Directors’ emoluments table in section 7 of this Part XIV.

In order to secure the appointment of Mark Norbom, he has been awarded rights to Prudential plc shares, which vest as set out in the table above. The equivalent of dividend distributions will be made from these awards during the restricted period and the cash dividend equivalents paid in 2004 are included in the Directors’ emoluments table in section 7 of this Part XIV.

As at 15 December 2005 (the latest practicable date prior to publication of this document) the following Directors have savings-related options to subscribe for ordinary shares in Prudential. The savings related share option scheme is open to all UK and certain overseas employees. Options under this scheme are granted at a 20 per cent. discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid on exercise of these options is shown in the table below. No variations to any outstanding options have been made:

Director	Number of options	Exercise price (p)	Earliest exercise price	Date of expiry
Philip Broadley	2,716	346	01 Jun 07	30 Nov 07

Michael McLintock	6,153	266	01 Jun 08	30 Nov 08

Mark Tucker	2,297	407	01 Dec 08	31 May 09

5.	Directors’ cash-based long-term incentive plans

Clark Manning

Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life. The award payout equals an initial award value multiplied by a factor equalling the Prudential share price at the end of the performance period divided by the price at the beginning. In order for any award to be made under the 2005 plan the appraisal value growth of Jackson National Life over the performance period must be 8 per cent per annum compound or greater. At this level of performance the initial award value is US$864,240. If the on-target performance level of 11.5 per cent per annum compound is achieved the initial award value is doubled. If the annual growth rate is at least 17.5 per cent the initial award increases to a maximum of three times the initial award. For performance between these points payouts are on a straight line sliding scale.

Michael McLintock

Michael McLintock participates in the M&G Chief Executive Long-Term Incentive Plan that provides a cash reward through phantom M&G share awards and options, whose value depends on the profit and fund performance of M&G over the performance period. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the performance period. For 2005 the face value of the share award was £225,000. Provided the phantom share options have value, they may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2005 the phantom option award had a face value of £367,800.

Mark Norbom

To reflect his role as Chief Executive of Asia, Mark Norbom participates in the Asian Long-Term Incentive Plan which is a cash-based plan that measures an index of added value geared to new business profit growth in our Asian businesses. Under the 2005 award the plan will only pay out if the growth is greater than 15 per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary is made. The on-target payout is 100 per cent of salary, for which an annual growth rate of 35 per cent is required. If an annual growth rate of 50 per cent or more is achieved, the maximum of 150 per cent of basic salary is paid. For performance between these points payouts are on a straight line sliding scale.

Details of all outstanding awards under these other long-term incentive plans as at 15 December 2005 are set out below. Except where stated, the performance period for all awards was three years.

Director	Type of award	Face value of conditional award as at 15 Dec 2005	Year of award	Date of end of performance period
		(£000)
Clark Manning	Business cash LTIP	1,415	2003	31 Dec 05
	Business cash LTIP	1,415	2004	31 Dec 06
	Business cash LTIP	1,415	2005	31 Dec 07

Michael McLintock	Phantom M&G options	184	2000	31 Dec 02
	Phantom M&G options	368	2001	31 Dec 03
	Phantom M&G options	368	2002	31 Dec 04
	Phantom M&G options	368	2003	31 Dec 05
	Phantom M&G shares	225	2003	31 Dec 05
	Phantom M&G options	368	2004	31 Dec 06
	Phantom M&G shares	225	2004	31 Dec 06
	Phantom M&G options	368	2005	31 Dec 27
	Phantom M&G shares	225	2005	31 Dec 07

Mark Norbom	Business cash LTIP	713	2004	31 Dec 06
	Business cash LTIP	750	2005	31 Dec 27

Clark Manning

The face values of the awards for Clark Manning are converted at the average exchange rate for 2004 which was $1.8326 = £1.

Michael McLintock

For Michael McLintock’s 2002 and 2003 cash long term incentive plans awards, the phantom share price at the beginning of the performance period was £1. For the 2002 award, the phantom share price at the end was £2.33. This resulted in a payment from the phantom share award of £524,250. The Phantom M&G option figures for 2000 and 2001 represent the outstanding options awarded that are yet to be exercised.

6.	Directors’ pensions

It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles and UK executive directors are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

UK Inland Revenue approved pension schemes

Executive directors employed in the UK are eligible to participate in Inland Revenue approved pension schemes on the same basis as other employees who joined at that time, providing benefits based on basic salary up to the Inland Revenue earnings cap.

The schemes are defined benefit arrangements. Philip Broadley participates in a non-contributory scheme that provides a pension of 1/60th of final pensionable earnings for each year of service on retirement at age 60. Michael McLintock participates in a contributory scheme that provides a target pension of 2/3rds of final pensionable earnings on retirement at age 60 for an employee with 30 years or more potential service, for which his contribution is 4 per cent of basic salary.

On death in service a total sum from all these schemes of four times pensionable salary plus spouse’s and children’s pensions are payable. No employees with employment offers after 30 June 2003 were eligible for membership of the defined benefit schemes.

Other Supplementary Arrangements

Sir David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance of four times his annual fees.

Philip Broadley and Michael McLintock are entitled to supplements based on the portion of their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme. These supplements are paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. They are provided with life assurance cover related to salary over the Inland Revenue earnings cap. The cover is broadly equivalent to the death in service benefits provided under the relevant UK Inland Revenue approved pension scheme.

Clark Manning participates in a US tax-qualified defined contribution plan (a 401k plan). He is also provided with life assurance cover of two times basic salary.

Mark Norbom is provided with a salary supplement for pension purposes, and life assurance provision of four times his basic salary.

Details of directors’ pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and contributions to FURBS or other pension arrangements paid by the Company as at 31 December 2004 are set out below:

				Additional pension earned during year ended 31 Dec 2004		Transfer value of accrued benefit at 31 Dec
	Age at 31 Dec 2004	Years of pensionable service at 31 Dec 2004	Accrued benefit at 31 Dec 2004	Ignoring inflation on pension earned to 31 Dec 2003 £000	Allowing for inflation on pension earned to 31 Dec 2003 £000	2004 B £000	2003 A £000	Amount of (B-A) less contribution made by directors during 2004 £000	Pre-tax salary supplements and contributions to FURBS or other pension arrangements £000
Sir David Clementi	55	—	—	—	—	—	—	—	121
Philip Broadley	43	4	8	2	2	61	45	16	122
Clark Manning	46	—	—	—	—	—	—	—	15
Michael McLintock	43	12	28	3	2	265	163	89	74
Mark Norbom	46	—	—	—	—	—	—	—	146

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors’ pension arrangements in 2004 were £1,124,000 of which £353,000 related to money purchase schemes.

7.	Directors’ Service Contracts and Remuneration

Chairman’s letter of appointment

The Chairman is paid annual fees and the contractual notice periods are 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and has the use of a car and driver. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme providing retirement benefits.

Service Contracts

Common terms

With the exception of Clark Manning and Michael McLintock (see further details below), all executive directors service contracts have the following common terms. All executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The service contracts for all current executive directors can also be terminated by the Company or the director giving 12 months’ notice. For newly appointed directors there may be an initial contractual period of up to two years before the 12 months’ notice applies. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

Exceptional terms

Clark Manning and Michael McLintock’s service contracts contain the following additions and amendments to the common terms described above. The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. Payments of Clark Manning’s salary during the period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Michael McLintock can terminate his service contract on six months’ notice to the Company.

Non-executive directors

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation.

Benefits and protections

Executive directors receive certain benefits, principally participation in medical insurance schemes, the provision of a cash allowance for a car (except for Clark Manning and Mark Norbom), and, in some cases the use of a car and driver and security arrangements. Mark Norbom also receives expatriate allowances. No benefits are pensionable. The executive directors’ pension arrangements and life assurance provisions are set out in the Pensions and Life Assurance section.

Except for Clark Manning, the executive directors are eligible to participate in either the Company’s UK or International Savings-Related Share Option Scheme. Options granted under these schemes are not subject to performance conditions because the UK plan is an all-employee share scheme governed by specific tax legislation and the international scheme mirrors it. In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

Policy on external appointments

Subject to the Board’s approval, executive directors are able to accept external appointments as non-executive directors of other organisations.

Directors’ emoluments

The total emoluments to directors for the year ended 31 December, 2004 were as follows:

	Salary/ Fees	Bonus	Other payments (In £ Thousands)	Benefits	Total emoluments
Chairman

Sir David Clementi	435	—	—	25	460
Executive Directors

Philip Broadley[4]	500	250	—	38	788
Clark Manning[5]	464	1,003	—	19	1,486
Michael McLintock[6]	320	1,396	—	58	1,774
Mark Norbom[7] (from 1 January, 2004)	475	395	233	239	1,342
Total executive directors	1,759	3,044	233	354	5,390

Non-executive directors

Michael Garret (from September 1, 2004)	17	—	—	—	17
Bridget Macaskill	50	—	—	—	50
Roberto Mendoza	135	—	—	—	135
Kathleen O’Donovan	55	—	—	—	55
James Ross (from May 6, 2004)	36	—	—	—	36
Rob Rowley	90	—	—	—	90
Total non-executive directors	383	—	—	—	383

Overall total	2,577	3,044	233	379	6,233

4	Benefits include cash allowances for cars.

5	Clark Manning’s bonus figure excludes a contribution of £6,712 from a profit sharing plan that has been made into a 401k retirement plan which is included in the table on pension contributions in section 6 of this Part XIV. The exchange rate used in the table is the average rate for 2004: $1.8326 = £1.

6	A deferred share award valued at £435,547 from his 2004 annual bonus has been made to Michael McLintock. This is included in the 2004 bonus figure.

7	A deferred share award valued at £157,795 from his 2004 annual bonus has been made to Mark Norbom. This is included in the 2004 bonus figure. In 2004 Mark Norbom was also paid £80,358 in dividend equivalents from the awards detailed in the section on Other Share Awards in section 4 of this Part XIV. In addition he was compensated for the loss of a portion of his 2003 bonus award and his 2003 long-term incentive award from his previous employer with a total cash sum of £152,410. These amounts are included in the column headed Other Payments. Mark Norbom’s benefits include those that reflect his expatriate status, which include costs of £149,085 related to housing. He was also paid £29,513 in respect of relocation expenses, not included in the benefits figure.

Since the year end, basic salaries paid to executive directors have been reviewed with effect from 1 January 2005 and basic fees paid to non executive directors have been reviewed with effect from 1 July 2005, and as of 15 December 2005 are as follows:

Director	Basic Salary/Fee
Philip Broadley	£500,000
Sir David Clementi	£450,000
Keki Dadiseth	£65,000 (includes £15,000 as member of Audit Committee)
Michael Garrett	£50,000
Michael McLintock	£320,000
Bridget Macaskill	£50,000
Clark Manning	$850,000
Roberto Mendoza	£145,000 (includes £75,000 as Chairman of Egg and £20,000 as Chairman of Remuneration Committee, although Mr Mendoza has waived £10,000 of the Remuneration Committee fee)
Mark Norbom	£500,000
Kathleen O’Donovan	£65,000 (includes £15,000 as member of Audit Committee)
James Ross	£65,000 (includes £15,000 as member of Audit Committee)
Rob Rowley	£90,000 (includes £40,000 as Chairman of Audit Committee)

Mark Tucker

Mark Tucker was appointed Chief Executive of Prudential plc on 6 May 2005. Under the terms of his service contract with the Company, he receives an annual salary of £780,000. He is eligible to participate in the Prudential Restricted Share Plan, the Prudential Annual Incentive Plan, the Prudential Savings Related Share Option Scheme and any other annual incentive arrangements generally established for senior executives from time to time. Awards made under these plans up to 15 December 2005 are detailed in this document. He had a guaranteed bonus of £475,000 for 2005. He is eligible to receive a pension allowance of 25 per cent of his annual salary. The notice period under the terms of his service contract is 12 months from the Company and 12 months from Mr Tucker.

8.	Corporate governance

The Board is committed to high standards of corporate governance in managing Prudential’s businesses and as at the date of this document confirms Prudential is in full compliance with the provisions of the Combined Code on Corporate Governance issued by the Financial Reporting council in July 2003 (the “Combined Code”). During 2005, as a result of a delay in finalising FRS27 “Life Assurance” released on 13 December 2004, Prudential was unable to comply with the Code requirement that shareholders should be sent the Notice of Annual General Meeting at least 20 working days before the meeting. In view of these exceptional circumstances, Prudential reverted to using the statutory period of 21 days’ notice.

The Board has adopted standards for the Prudential Group which set out the behaviour expected of staff in their dealings with shareholders, customers, fellow employees, suppliers and other stakeholders of the Group. The Board has applied the principles of the Combined Code in the manner described below and in the Remuneration Report appended to the Company’s 2004 Annual Report, which is incorporated into this document by reference.

The Board

Details of (i) the composition of the Board, (ii) the roles of Board members, (iii) matters reserved for a decision of the Board; (iv) the Group’s corporate governance framework, (v) the Group’s reporting lines, (vi) the Group’s social responsibility policy and practices and (vii) the independence and appointment of non-executive directors are set out in pages 53 to 54, 32 to 41 and 30 to 31 (the Company’s Directors’ Report, Corporate Governance Report and Corporate Responsibility Review) of the Company’s 2004 Annual Report, which is incorporated into this document by reference. Since 31 December 2004, the date of the Company’s 2004 Annual Report, Jonathan Bloomer and Mark Wood have resigned as directors and Mark Tucker has been appointed as a director, with effect from 5 May 2005, 17 October 2005 and 6 May 2005 respectively.

Audit Committee

Current Members

Rob Rowley (Chairman), Kathleen O’Donovan, James Ross and Keki Dadiseth.

Membership

All members of the Audit Committee are independent non-executive directors. For the purposes of compliance with the Sarbanes-Oxley Act, the Board has determined that Rob Rowley qualifies as an “Audit Committee Financial Expert”.

Role of the Committee

The Audit Committee’s principal oversight responsibilities cover:

•	internal control and risk management;

•	internal audit;

•	external audit (including auditor independence); and

•	financial reporting.

The Audit Committee has formal terms of reference set by the Board, which are reviewed regularly.

A summary of the Audit Committee’s terms of reference is set out in pages 32 to 41 (the Corporate Governance Report) of Prudential’s 2004 Annual Report, which is incorporated into this document by reference.

The Committee received detailed presentations during the year from senior management designed to keep members up to date and aware of the impacts on the business of changes to accounting standards and practices including International Financial Reporting Standards and European Embedded Value.

Remuneration Committee

Current Members

Roberto Mendoza (Chairman), Bridget Macaskill, Michael Garrett and Keki Dadiseth.

Membership

The Remuneration Committee comprises exclusively of independent non-executive directors of the Company. While the Chairman and Group Chief Executive are not members, they attend meetings unless they have a conflict of interest.

Role of the Remuneration Committee

The Remuneration Committee has formal terms of reference set by the Board, which are reviewed regularly. A summary of the Remuneration Committee’s terms of reference is set out in pages 32 to 52 (the Corporate Governance Report and Remuneration Report) of Prudential’s 2004 Annual Report, which is incorporated into this document by reference.

Nomination Committee

Current Members

Sir David Clementi (Chairman), Rob Rowley, Bridget Macaskill and James Ross.

Membership

The Nomination Committee is comprised of a majority of independent non-executive directors.

Role of the Committee

The Nomination Committee considers candidates for appointment to the Board and makes recommendations to the Board in respect of those candidates. In consultation with the Board, the Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and makes recommendations regarding appointments based on merit and against objective criteria and the requirements of the Company’s business.

The Nomination Committee has formal terms of reference set by the Board, which are reviewed regularly. A summary of the Nomination Committee’s terms of reference is set out in pages 32 to 41 (the Corporate Governance Report) of Prudential’s 2004 Annual Report, which is incorporated into this document by reference.

9.	Employees

The average numbers of staff employed by the Prudential group for the following periods were:

	2004	2003	2002
UK operations and Europe	10,849	11,473	12,687
US operations	2,589	2,742	2,661
Prudential Asia	8,277	6,797	5,741

Total	21,715	21,012	21,089

As at 15 December, 2005, the latest practicable date prior to publication of this document, Prudential employed approximately 24,000 persons. Of these 24,000 employees, approximately 46 per cent. were located in the United Kingdom and Europe, 43 per cent. in Asia, and 11 per cent. in the United States. In the United Kingdom as at 31 December, 2004, Prudential had 710 temporary employees. Prudential did not have a significant number of temporary employees in the United States or Asia.

Employee share plans

The Group maintains seven main share award and share option plans: the Restricted Share Plan; the Savings-Related Share Option Scheme; the Prudential UK Share Incentive Plan; the Prudential International Savings-Related Share Option Scheme; the International Savings-Related Share Option Scheme for Non-Employees; JNL Long-term Incentive Plan; and the Annual Incentive Plan.

The Restricted Share Plan has been the Group’s long-term incentive plan for executive directors and other senior executives. Each year participants are granted a conditional option to receive a number of shares. There is a deferment period, currently three years, at the end of which the award vests to an extent that depends on the performance of the Group’s stock including notional reinvested dividends and on the Group’s underlying financial performance. After vesting, the award in the form of nil cost options may then be exercised at any time, subject to close period rules, in the balance of a ten year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

The Savings-Related Share Option Scheme is designed to foster share ownership among UK and certain non-UK employees. Permanent employees are eligible for this plan if they have been employed by the Group for the previous six months. At the outset participants choose an option period (three, five or seven years, or a combination of these periods) and the amount of monthly contributions to be made from their earnings during the option period, which determines the number of options granted. The option price is fixed at the start and is based on a discount of 20 per cent. to the average market price over three days. Participants may exercise their options within six months of the end of the option period. If options are not exercised, participants are entitled to receive a refund of their cash contributions plus interest.

The Prudential International Savings-Related Share Option Scheme operates on a similar basis to the Savings-Related Share Option Scheme, for employees in Hong Kong, Malaysia, Singapore, Taiwan, India and Korea.

The International Savings-Related Share Option Scheme for Non-Employees also operates on a similar basis to the Savings-Related Share Option Scheme, for agents in Hong Kong.

No options may be granted under the three savings related schemes described above if such grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the Scheme and other share option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent. of the Company’s issued ordinary share capital at the proposed date of grant.

The Prudential UK Share Incentive Plan is also designed to foster share ownership amongst staff in designated UK businesses. It enables employees to buy shares on a tax efficient basis. For every four Partnership shares bought, an additional Matching share is granted, purchased in the open market.

Jackson National Life operates a performance related long-term plan under which, subject to the prior approval of the Jackson National Life Remuneration Committee, it may grant share awards to any eligible employee in the form of a contingent right to receive shares. These share awards are at nil cost to the employee.. The vesting of the awards depends on the performance of Jackson National Life over a four year period. Shares are purchased in the open market by a trust for the benefit of qualifying employees.

The Annual Incentive Plan is designed so that a portion of any overall award may be made in the form of a deferred share award. A deferred share award is awarded to non-US board members and a small number of senior management in respect of any overall annual incentive award above target and represents the element of bonus above target. The award is restricted for three years before it can be released, subject to close periods, to the participant who must not be under period of notice at the time and must still be in employment of Prudential. The shares which are purchased in the open market are held in a trust and, shares equivalent to dividends otherwise payable will accumulate up to the release date.

10.	Directors’ confirmations

Except as disclosed in the paragraph below, none of the Directors named above have, during the last five years:

(a)	been convicted in relation to a fraudulent offence;

(b)	been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company;

(c)	been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies);

(d)	been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

Mr. Mendoza was a director of Banco Español de Credito (“Banesto”) from 25 June 1993 to December 1993. This appointment was at the nomination of Corsair Partnership, L.P., a private investment partnership of which a wholly-owned subsidiary of J.P. Morgan was the general partner. In December 1993 the Bank of Spain removed the board of directors and certain senior officers of Banesto and subsequently initiated an administrative proceeding alleging mismanagement and violations of law. These allegations relate to conduct and actions that occurred prior to 30 June 1993 or to financial information that was submitted to the Bank of Spain by Banesto without Mr Mendoza’s knowledge. The Spanish Minister of Finance has approved the imposition of fines of €85,000 on, amongst others, Mr Mendoza. Mr Mendoza has appealed to the Spanish courts and Spanish counsel to Mr Mendoza believe his appeal has a strong likelihood of success.

11.	Conflicts of interest

Save as disclosed below, as at 15 December 2005 no Director has any actual or potential conflicts of interests between duties they have to the Company, either in respect of the Offer or otherwise, and the private interests and/or other duties they may also have. Save as disclosed in this document, as at 15 December 2005 there are no interests, including conflicting ones, that are material to the Offer.

Roberto Mendoza and Philip Broadley are Directors of both Prudential and Egg and so have not participated in the Egg Board’s deliberations in relation to the Offer. As explained in the Offer Document, the Egg Board of Directors established an Independent Committee of Directors who are independent of Prudential, to consider the terms of the Offer on behalf of Shareholders.

None of the directors was selected to be a director of Prudential pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Prudential Group.

No restrictions have been agreed by any director of Prudential on the disposal within a certain period of time of his holding in Prudential’s securities.

12.	Directorships and Partnerships

Save as set out below, the Directors have not held any directorships of any company, other than of those companies in the Prudential Group which are subsidiaries of companies of which the Directors are directors, or been a partner in a partnership at any time in the five years prior to the date of this document:

Director	Current directorships/ partnerships	Former directorships/partnerships
P A J Broadley	Eastbourne College (Incorporated)

D C Clementi	Rio Tinto Limited Rio Tinto plc Thornhill Flats Management Limited

Bank of England Nominees Limited

BE Property Holdings Limited

Deputy Governor of the Bank of England Grand View, Burlington Road Limited

The Accountancy Foundation Limited

The Financial Services Authority

K Dadiseth

Actis Capitl LLP

International Advisory Board of the DaimlerChrysler Group

The Indian Hotels Company Limited

Indian School of Business

Advisory Board of Marsh & McLennan Inc

Nicholas Piramal India Limited

The Taj Group

Unilever PLC Unilever N.V.

M W O Garrett

Bobst Group

Food Specialities (Nepal) Pvt Limited

Hasbro Inc.

Nestle Asean (Malaysia) Sdn Bhd

Nestle Australia Limited

Nestle Cold Storage (Sabah) Sdn Bhd

Nestle Foods (Malaysia) Sdn Bhd

Nestlé India Bhd

Nestle India Limited

Nestle Japan Holding Limited

Nestle Japan Limited

Nestlé (Malaysia) Bhd

Nestle Manufacturing (Malaysia) Sdn Bhd

Nestlé Milkpak Ltd

Nestlé Nigeria PLC

Nestle Pakistan Limited

Nestle Products Limited

Nestle Products Sdn Bhd

Carnation Dairies (Private) Limited

FPC Pty Limited

Frozen Food Specialities Pty Ltd

Goya Inc

N.C.L. Limited

Nestle Asean Philippines Inc

Nestle (China) Limited

Nestle Dairy Farm Qingdao Ltd

Nestle Dairy Farm Tianjin Limited

Nestle Distributors Limited

Nestle Dongguan Limited

Nestle Mackintosh K.K.

Nestle Management Services Pty Limited

Nestle Philippines Inc

Nestle Project Development

(Guangzhou) Ltd

Nestle Qingdao Limited

Nestle S.A. (Executive Vice President)

Nestle Shanghai Limited

Nestle Shuangcheng Limited

Director	Current directorships/partnerships	Former directorships/partnerships
Osem Investments Limited Quality Coffee Products Limited SNF Sdn Bhd Uprona (Canada) Limited

Nestle Singapore (Pte) Ltd

Nestle Tianjin Ltd

NHK Tradings Co Limited

Ningham Pty Limited

Nistory Pty Limited

Premier Milk (Malaya) Sdn Bhd

P.T. Nestle Indonesia

Nestle (South Africa)(Proprietary) Limited

Shanghai Fuller Foods Co Ltd

Shellway Pty Ltd

B A Macaskill	Federal National Mortgage Association (Fannie Mae) J Sainsbury plc MAC (Scotland) Limited

Harbourview Asset Management Corp

Oppenheimer Acquisition Corp

Oppenheimer Funds Legacy Program

Oppenheimer Millennium Funds Inc

Oppenheimer Partnership Holdings Inc

Oppenheimer Real Asset Management Inc

Oppenheimer Shareholder Services Inc

Oppenheimer Funds Inc

Oppenheimer Funds International Limited

Shareholder Financial Services Inc

M G A McLintock	Close Brothers Group plc Investment Management Association	CoFunds Holdings Limited

R G Mendoza	Integrated Finance Limited IFL Holdings Limited IFL Capital Limited Manhattan Theatre Club Member of the World Bank-IFC Bank Advisory Group	ACE Limited Repertorio Espanol REUTERS Group PLC The BOC Group PLC Vitro SA

M Norbom	CITIC Prudential Life Insurance Company Limited ICICI Prudential Life Insurance Company Limited	General Electric Japan, Limited GE Plastics Japan Limited GE Toshiba Silicones Co. Limited GE Capital Leasing Co. GE Edison Life Insurance Co. The American School in Japan

K A O’ Donovan	EMI Group Plc EMI Group Senior Executive Pension Scheme Trustee Limited Great Portland Estates P.L.C. Invensys Pension Trustee Limited O2 plc

AA Seven Limited

Non-executive director of the Court of
the Bank of England

BTR Internaional Limited

Brook Crompton Limited

Brook Hansen (International) Limited

Brook Motors Limited

BTR Industries Limited

Crompton Parkinson International Limited

Crompton Parkinson Limited

Crompton Parkinson Motors Limited

Dunlop Plantations Limited

Electrodrives Limited

Hawker Siddeley Finance Limited

Hawker Siddeley Group Limited

Hawker Siddeley Holdings Limited

Hawker Siddeley International Limited

Hawker Siddeley Management Limited

Hawker Siddeley Power (Peterborough)

Limited (dissolved 03/04/01)

Hawker Siddeley Power Engineering Limited

Director	Current directorships/partnerships	Former directorships/partnerships

Hawker Siddeley Power Plant Limited

Invensys International Holdings Limited Invensys plc

Linkcable Limited (dissolved 12/06/01)

Silvertown Rubber Company Limited

Sorbo Twenty-Two Limited (dissolved 12/06/01)

Westinghouse Brake and Signal
Holdings Limited

Westinghouse Rail Systems Limited

J H Ross	Datacard Inc McGraw Hill Companies Inc Schneider Electric S.A. The Leadership Foundation for Higher Education The Sherborne School Foundation

Littlewoods Limited

Liverpool Biennial of Contemporary Art Limited

Liverpool Vision

National Grid Holdings One plc

National Grid Transco plc

NGG Telecoms Limited

North West Business Leadership Team Limited

R O Rowley	Cable and Wireless Public Limited Company Liberty International Plc Taylor Nelson Sofres Plc TSTT — Telecommunications Services of Trinidad and Tobago Limited

Reuters Business Services Ltd

Reuters Funds Investments Limited

Reuters Group Overseas Holdings (UK) Limited

REUTERS Group PLC

Reuters Holdings Limited

Reuters Investments Limited

Reuters Limited

Reuters Nominees Limited

Reuters Pension Fund Limited

Reuters SPS Trustee

Rhinanthus Limited

RRP Pension Trustee Limited RVCAPITAL Limited

UK eUniversities Worldwide Ltd

M E Tucker	Edinburgh Festival Centre Limited Edinburgh International Festival Society	Halifax Group Limited Halifax Plc Halifax Pension Nominees Limited HBOS Plc HBOS UK Plc

PART XV

ADDITIONAL INFORMATION

1.	The Company

The Company was incorporated and registered in England and Wales on 1 November 1978 with registered number 1397169 as a private company limited by shares under the Companies Act with the name Prudential Corporation Limited. Its name was changed to Prudential Corporation public limited company on 20 January 1982, when it was re-registered as a public company. Its name was changed to Prudential plc on 1 October 1999.

The principal legislation under which the Company operates, and pursuant to which the New Prudential Shares have been created, is the Companies Act and regulations made thereunder.

The Company is domiciled in England & Wales and its registered and head office is at Laurence Pountney Hill, London EC4R OHH (telephone number +44 (0)20 7220 7588).

The Existing Prudential Shares are primarily listed on the Official List of the London Stock Exchange. The ISIN of the Existing Prudential Shares is GB0007099541. In addition, the Existing Prudential Shares are listed on the New York Stock Exchange. The New Prudential Shares are in registered form and may be held in either certificated or uncertificated form.

2.	Share Capital

Current share capital information

The following table shows the authorized and issued share capital of the Company as at 15 December (the latest practicable date prior to the publication of this document), and the authorized and issued share capital of the Company following completion of the Offer, assuming acceptance in respect of all issued Egg shares not held by Prudential and all in the money options:

	Prudential ordinary shares prior to the Offer		Maximum Prudential ordinary shares following the Offer
	Number	£	Number	£
Authorized	3,000,000,000	150,000,000	3,000,000,000	150,000,000
Issued and fully paid	2,386,771,543	119,338,577.15	2,427,864,562	121,393,228.10

The Company also has the following authorised preference share capital: 2,000,000,000 Sterling Preference Shares of 1p each, 2,000,000,000 Dollar Preference Shares of US $0.01 each and 2,000,000,000 Euro Preference Shares of €0.01 each. None of the preference shares have been issued as at 15 December 2005 (the latest practicable date prior to publication of this document).

As at 15 December 2005 (the latest practicable date prior to publication of this document), the following Prudential plc ordinary shares were held by employee benefit trusts of the Company and its subsidiary, Prudential QUEST Limited.

Shareholder	Number of Prudential plc ordinary shares	Per cent of issued share capital
BWCI Trust Company Limited (on behalf of group employee trusts)	5,516,015	0.2311%
Prudential QUEST Limited (on behalf of UK share option schemes)	5,027,831	0.2107%
Prudential Irish Trust	6,977	0.0003%
Yorkshire Building Society (shares held in Trust on behalf of Prudential UK Services Limited Share Incentive Plan)	149,135	0.0062%
Yorkshire Building Society (shares held in Trust on behalf of Prudential Services Limited Share Incentive Plan)	9,850	0.0004%
Yorkshire Building Society (shares held in Trust on behalf of Prudential Assurance Company Limited Share Incentive Plan)	1,338	0.0001%

Purchases of equity securities by Prudential plc and affiliated purchasers.

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the period ended December 8, 2005.

Period	Total number of shares purchased[8]		Average price paid per share (£)
January 1 — January 31	—		—
February 1 — February 28	13,246		4.7823
March 1 — March 31	13,060		5.062
April 1 — April 30	13,311		5.069
May 1 — May 31	35,222	[9]	4.82885
June 1 — June 30	15,312	[10]	4.85863
July 1 — July 31	22,990		5.1447
August 1 — August 31	13,708		5.38225
September 1 — September 30	421,740		5.17834
October 1 — October 31	660,145		4.84181
November 1 — November 30	14,789		5.0794
December 1 — December 15	14,684		5.2071

Prudential has issued a total of USD 550m debt capital securities exchangeable into preference shares but the option to exchange them into preference shares, exercisable on any interest payment date from 5.5 years after issue, is at the sole option of Prudential. Prudential has no outstanding convertible securities, exchangeable securities or securities with warrants, except for the exchangeable debt securities described above which are exchangeable at Prudential’s option only.

The following is a reconciliation of the number of Prudential ordinary shares under option at the beginning of 2005 until 15 December 2005.

Name of Plan	As at 1 January 2005	As at 15 December 2005	Earliest date of exercise	Expiry date	Exercise price (Pence)
Prudential Executive Share Option Scheme	65,567	—	n/a	—	315.00
M&G 1994 Executive Share Option Scheme	12,133	—	1 January 2006	N/a	412.00
UK Employee Savings Related Share Option Scheme	185	—	1 June 2004	N/a	418.00
UK Employee Savings Related Share Option Scheme	140,358	—	1 December 2004	N/a	481.00
UK Employee Savings Related Share Option Scheme	14,593	—	1 June 2005	N/a	723.00
UK Employee Savings Related Share Option Scheme	12,685	—	1 June 2004	N/a	590.00
UK Employee Savings Related Share Option Scheme	30,594	29,476	1 June 2006	30 November 2006	590.00
UK Employee Savings Related Share Option Scheme	35,937	—	1 December 2004	N/a	695.00
UK Employee Savings Related Share Option Scheme	9,645	6,849	1 December 2006	31 May 2007	695.00
UK Employee Savings Related Share Option Scheme	33,647	937	1 June 2005	30 November 2005	715.00

8	The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company's employee incentive plans and the savings-related share option scheme. This table excludes Prudential plc shares purchased by investment funds managed by M&G in accordance with investment strategies that are established by M&G acting independently of Prudential plc.

9	19,386 shares were acquired by employee benefit trusts in lieu of receiving dividends as part of Prudential’s scrip dividend alternative program in May 2005.

10	8,159 were acquired by employee benefit trusts in lieu of receiving dividends as part of Prudential’s scrip dividend alternative program in May 2005.

Name of Plan	As at 1 January 2005	As at 15 December 2005	Earliest date of exercise	Expiry date	Exercise price (Pence)
UK Employee Savings Related Share Option Scheme	7,578	7,374	1 June 2007	30 November 2007	715.00
UK Employee Savings Related Share Option Scheme	14,551	12,762	1 December 2005	31 May 2006	695.00
UK Employee Savings Related Share Option Scheme	6,745	4,001	1 December 2007	31 May 2008	695.00
UK Employee Savings Related Share Option Scheme	4,233	—	1 June 2004	N/a	579.00
UK Employee Savings Related Share Option Scheme	63,047	57,757	1 June 2006	31 November 2006	579.00
UK Employee Savings Related Share Option Scheme	10,784	9,712	1 June 2008	31 November 2008	579.00
UK Employee Savings Related Share Option Scheme	24,000	—	1 December 2004	N/a	617.00
UK Employee Savings Related Share Option Scheme	10,573	9,158	1 December 2006	31 May 2007	617.00
UK Employee Savings Related Share Option Scheme	4,219	4,101	1 December 2008	31 May 2009	617.00
UK Employee Savings Related Share Option Scheme	84,074	5,697	1 June 2005	30 November 2005	539.00
UK Employee Savings Related Share Option Scheme	52,751	44,978	1 June 2007	30 November 2007	539.00
UK Employee Savings Related Share Option Scheme	7,917	6,986	1 June 2009	30 November 2009	539.00
UK Employee Savings Related Share Option Scheme	929,750	120,735	1 December 2005	31 May 2006	329.00
UK Employee Savings Related Share Option Scheme	428,599	387,099	1 December 2007	31 May 2008	329.00
UK Employee Savings Related Share Option Scheme	85,970	81,022	1 December 2009	31 May 2010	329.00
UK Employee Savings Related Share Option Scheme	4,156,595	3,856,985	1 June 2006	30 November 2006	266.00
UK Employee Savings Related Share Option Scheme	2,713,169	2,586,943	1 June 2008	30 November 2008	266.00
UK Employee Savings Related Share Option Scheme	632,870	604,420	1 June 2010	30 November 2010	266.00
UK 2003 Prudential Savings-Related Share Option Scheme	340,728	207,946	1 December 2006	31 May 2007	362.00
UK 2003 Prudential Savings-Related Share Option Scheme	137,254	111,466	1 December 2008	31 May 2009	362.00
UK 2003 Prudential Savings-Related Share Option Scheme	29,696	28,125	1 December 2010	31 May 2011	362.00
UK 2003 Prudential Savings-Related Share Option Scheme	462,925	398,126	1 June 2007	30 November 2007	346.00
UK 2003 Prudential Savings-Related Share Option Scheme	208,645	171,722	1 June 2009	30 November 2010	346.00
UK 2003 Prudential Savings-Related Share Option Scheme	54,338	42,574	1 June 2011	30 November 2011	346.00
UK 2003 Prudential Savings-Related Share Option Scheme	411,429	345,323	1 December 2007	31 May 2008	343.00
UK 2003 Prudential Savings-Related Share Option Scheme	171,053	139,581	1 December 2009	31 May 2010	343.00
UK 2003 Prudential Savings-Related Share Option Scheme	51,625	40,385	1 December 2011	31 May 2012	343.00
UK 2003 Prudential Savings-Related Share Option Scheme	—	435,416	1 June 2008	30 November 2008	387.00
UK 2003 Prudential Savings-Related Share Option Scheme	—	181,123	1 June 2010	30 November 2010	387.00

Name of Plan	As at 1 January 2005	As at 15 December 2005	Earliest date of exercise	Expiry date	Exercise price (Pence)
UK 2003 Prudential Savings-Related Share Option Scheme	—	41,021	1 June 2012	30 November 2012	387.00
UK 2003 Prudential Savings-Related Share Option Scheme	—	530,734	1 December 2008	31 May 2009	407.00
UK 2003 Prudential Savings-Related Share Option Scheme	—	133,200	1 December 2010	31 May 2011	407.00
UK 2003 Prudential Savings-Related Share Option Scheme	—	35,785	1 December 2012	31 May 2013	407.00
Prudential Europe Management Services Ltd Sharesave Plan	2,690	2,690	1 June 2007	30 November 2007	923.00 (Euros	)
Prudential Europe Management Services Ltd Sharesave Plan	26,708	23,700	1 June 2006	30 November 2006	412.7967 (Euros	)
Prudential Europe Assurance Holdings Limited Sharesave Plan	2,708	2,708	1 December 2007	31 May 2008	343.00
Prudential Europe Assurance Holdings Limited Sharesave Plan	—	166	1 June 2008	30 November 2008	387.00
Prudential Europe Assurance Holdings Limited Sharesave Plan	—	3,680	1 June 2010	30 November 2010	387.00
Prudential Europe Assurance Holdings Limited Sharesave Plan	—	3,100	1 June 2012	30 November 2012	387.00
Prudential Europe Assurance Holdings Limited Sharesave Plan	—	2,786	1 December 2008	31 May 2009	407.00
Prudential International Savings-Related Share Option Scheme	16,085	—	N/a	N/a	695.00
Prudential International Savings-Related Share Option Scheme	8,764	1,011	1 June 2006	30 November 2006	579.00
Prudential International Savings-Related Share Option Scheme	7,743	—	N/a	N/a	617.00
Prudential International Savings-Related Share Option Scheme	2,676	2,676	1 December 2006	31 May 2007	617.00
Prudential International Savings-Related Share Option Scheme	28,902	—	N/a	N/a	539.00
Prudential International Savings-Related Share Option Scheme	1,280	—	N/a	N/a	539.00
Prudential International Savings-Related Share Option Scheme	162,755	72,703	1 December 2005	31 May 2006	329.00
Prudential International Savings-Related Share Option Scheme	18,416	2,658	1 December 2007	31 May 2009	329.00
Prudential International Savings-Related Share Option Scheme	550,537	307,705	1 June 2006	30 November 2006	266.00
Prudential International Savings-Related Share Option Scheme	131,660	33,252	1 June 2008	30 November 2008	266.00
Prudential International Savings-Related Share Option Scheme	128,051	103,633	1 December 2006	31 May 2007	362.00
Prudential International Savings-Related Share Option Scheme	1,358	1,358	1 December 2008	31 May 2009	362.00
Prudential International Savings-Related Share Option Scheme	51,748	38,481	1 June 2007	30 November 2007	346.00
Prudential International Savings-Related Share Option Scheme	80,462	61,988	1 December 2007	31 May 2008	343.00
Prudential International Savings-Related Share Option Scheme	7,738	1,998	1 December 2009	31 May 2010	343.00
Prudential International Savings-Related Share Option Scheme	—	56,123	1 June 2008	30 November 2008	387.00
Prudential International Savings-Related Share Option Scheme	—	9,302	1 June 2010	30 November 2010	387.00
Prudential International Savings-Related Share Option Scheme	—	134,128	1 December 2008	31 May 2009	407.00

Name of Plan	As at 1 January 2005	As at 15 December 2005	Earliest date of exercise	Expiry date	Exercise price (Pence)
Prudential International Savings-Related Share Option Scheme	—	1,307	1 December 2010	31 May 2011	407.00
Prudential International Savings-Related Share Option Scheme for non employees	83,492	83,492	1 December 2005	31 May 2006	329.00
Prudential International Savings-Related Share Option Scheme for non employees	73,100	73,100	1 December 2007	31 May 2008	329.00
Prudential International Savings-Related Share Option Scheme for non employees	106,259	106,259	1 June 2006	30 November 2008	266.00
Prudential International Savings-Related Share Option Scheme for non employees	167,098	167,098	1 June 2008	30 November 2008	266.00
Prudential International Savings-Related Share Option Scheme for non employees	33,715	30,735	1 December 2006	31 May 2007	362.00
Prudential International Savings-Related Share Option Scheme for non employees	18,584	14,443	1 December 2008	31 May 2009	362.00
Prudential International Savings-Related Share Option Scheme for non employees	47,910	42,518	1 June 2007	30 November 2007	346.00
Prudential International Savings-Related Share Option Scheme for non employees	27,576	27,576	1 June 2009	30 November 2009	346.00
Prudential International Savings-Related Share Option Scheme for non employees	2,098	2,098	1 December 2007	31 May 2008	343.00
Prudential International Savings-Related Share Option Scheme for non employees	4,371	4,371	1 December 2009	31 May 2010	343.00
Prudential International Savings-Related Share Option Scheme for non employees	—	40,138	1 June 2008	30 November 2008	387.00
Prudential International Savings-Related Share Option Scheme for non employees	—	10,466	1 June 2010	30 November 2010	387.00
Prudential International Savings-Related Share Option Scheme for non employees	—	3,659	1 December 2008	31 May 2009	407.00
Prudential International Savings-Related Share Option Scheme for non employees	—	1,293	1 December 2010	31 May 2011	407.00
Restricted Share Plan	76,028	8,994	17 March 2000	17 March 2007	N/a
Restricted Share Plan	63,581	23,107	2 April 2001	2 April 2008	N/a
Restricted Share Plan	15,623	6,573	15 March 2002	15 March 2009	N/a

History of Prudential’s share capital

Authorised Share Capital

As at 1 January 2002, the first day covered by the historical financial information in this document, the authorised share capital of the Company was £120,000,000 divided into 2,400,000,000 of 5p each. On 8 May 2003 a resolution was passed increasing the share capital to £150,000,000. On 6 May 2004 a resolution was passed increasing the share capital to £170,000,000 and US$20,000,000 and €20,000,000 by the creation of 2,000,000,000 Sterling Preference Shares of 1p each, 2,000,000,000 Dollar Preference Shares of US $0.01 each and 2,000,000,000 Euro Preference Shares of €0.01 each.

Issued Share Capital

As at 1 January 2002, the first day covered by the historical financial information contained in this document 1,993,819,770 Prudential plc ordinary shares were issued and fully paid up. Since 1 January 2002, during the period covered by the historical financial information in this document, the following changes have occurred to the issued share capital of the Company.

	Issued share capital
Prudential plc ordinary shares	Number of shares	Nominal Value (£)

At 1 January 2002	1,993,819,770	99,690,988.50
Issues of Prudential plc ordinary shares during 2002 under Prudential plc Share Option Schemes	536,891	26,844.55
Purchase of Prudential plc ordinary shares to be placed in QUEST in May 2002 at a price of 664 pence per share	1,211,102	60,555.10
Issue of Prudential plc ordinary shares as scrip dividend in May 2002 at a price of 680.1 pence per share	1,529,504	76,475.20
Purchase of Prudential plc ordinary shares to be placed in QUEST in September 2002 at a price of 453.25 pence per share	1,728,997	86,449.85

Issue of Prudential plc ordinary shares as scrip dividend in November 2002 at a price of 440.6 pence per share	2,836,084	141,804.20
At 31 December 2002	2,001,662,348	100,083,117.40
Issues of Prudential plc ordinary shares during 2003 under Prudential plc Share Option Schemes	447,500	22,375.00
Issue of Prudential plc ordinary shares as scrip dividend in May 2003 at a price of 394.8 pence per share	5,292,593	264,629.65
Purchase of Prudential plc ordinary shares to be placed in QUEST in October 2003 at a price of 459.125 pence per share	318,200	15,910.00
Issue of Prudential plc ordinary shares as scrip dividend in October 2003 at a price of 460.85 pence per share	1,456,189	72,809.45
At 31 December 2003	2,009,176,830	100,458,841.50
Issues of Prudential plc ordinary shares during 2004 under Prudential plc Share Option Schemes	567,121	28,356.05
Issue of Prudential plc ordinary shares as scrip dividend in May 2004 at a price of 448.4 pence per share	13,551,519	677,575.95
Issue of Prudential plc ordinary shares as scrip dividend in October 2004 at a price of 428.55 pence per share	13,086,203	654,310.15
Issue of Prudential plc ordinary shares as part of a rights issue in November 2004 at a price of 3.08 pence per share	337,215,697	16,860,784.85
Issue of Prudential plc ordinary shares as scrip dividend in December 2004 at a price of 3.08 pence per share	1,795,650	89,782.50
At 31 December 2004	2,375,393,020	118,769,651.00
Issues of Prudential plc ordinary shares during 2005 under Prudential plc Share Option Schemes	89,469	4,473.45
Issue of Prudential plc ordinary shares as scrip dividend in May 2005 at a price of 481.7 pence per share	8,299,495	414,974.75
Purchase of Prudential plc ordinary shares to be placed in QUEST in October 2005 at a price of 476.5 pence per share	643,286	32,164.30
Issue of Prudential plc ordinary shares as scrip dividend in October 2005 at a price of 510.8 pence per share	2,346,273	117,313.65
At 8 December 2005	2,386,771,543	119,338,577.15

From 1 January 2005 until 15 December 2005 (being the latest practicable date prior to the publication of this document), 89,469 Prudential plc ordinary shares were issued pursuant to the exercise of options under the Prudential plc Share Option Schemes.

Existing shareholder authorities

At the annual general meeting of the Company held on 5 May 2005 the Company’s shareholders resolved that:

(i) the authority conferred on the directors by Article 12 of the Company’s Articles of Association to allot generally and unconditionally relevant securities (as defined in section 80) of the Companies Act 1985) be renewed for the period expiring at the end of the next Annual General Meeting and for that period the section 80 amount in respect of the Company’s Shares shall be £31,220,000;

(ii) the power conferred on the directors by Article 13 of the Company’s Articles of Association to allot equity securities within the meaning of section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £5,900,000 for cash including where such allotment constitutes an allotment by virtue of section 94 (3A) of that Act, for cash as if section 89 (1) of that Act did not apply to such allotment, be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed.

3.	Memorandum and Articles of Association

The principal object of Prudential is to carry on the business of an investment holding company. Prudential’s objects are set out in full at clause 4 of its Memorandum of Association. Directions on how to obtain a complete copy of Prudential’s Memorandum and Articles of Association are set out in section 14 of this Part XV (Documents on Display).

The Articles of Association of the Company contain provisions, inter alia, to the following effect (capitalised terms used in this section 3 which are not defined in the “Definitions” section of this document have the meanings they are given in the Articles):

(A)	Shareholders’ voting rights

Subject to any rights or restrictions attached to any Prudential Shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every Share of which he is the holder. No member shall be entitled to vote at a general meeting of the Company or at any separate meeting of the holders of any class of shares in the capital of the Company either in person or by proxy in respect of Prudential Shares held by them unless all moneys payable by them in respect of any Prudential Shares held by them have been paid.

(B)	Dividends and other distributions

Subject to the provisions of company legislation, the members of the Company may declare a final dividend in accordance with the respective rights of members by passing an ordinary resolution at a general meeting of the Company. No such dividend may exceed the amount recommended by the directors. The directors may at any time, and in accordance with the Companies Act, (i) recommend to shareholders that a final dividend be declared and recommend the amount of any such dividend, and (ii) pay a distribution by way of an interim dividend out of the profits of the Company if justified by the financial position of the Company in accordance with the respective rights of members. If the Board acts in good faith, it is not liable to holders of any shares conferring preferred rights for any loss arising from the lawful payment of a dividend on any shares having deferred or non-preferred rights.

Except as otherwise provided by the rights attached to Prudential Shares, all dividends shall be paid according to the amounts paid up on the Prudential Shares; but no amount paid on a Share in advance of the date on which a call is payable shall be treated as paid on the Share for these purposes. All dividends shall be apportioned and paid proportionately to the amounts paid up on the Prudential Shares during any portion or portions of the period in respect of which the dividend is paid unless any Share is allotted on terms that it will rank for dividend as from a particular date.

The Board may at any time, and from time to time in its absolute discretion, direct that any dividend may be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The Directors may, in their absolute discretion, offer to members the right to elect to receive additional shares credited as fully paid instead of cash in respect of any dividend.

Any dividend unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain due for payment by the Company and the payment by the Board of any unclaimed dividend or other sum payable in respect of a Share into a separate account from the Company’s own account shall not constitute the Company a trustee in respect of it.

(C)	Variation of rights

Subject to the provisions of company legislation, if the share capital of the Company is divided into different classes of shares, the rights of any class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied (whether or not the Company is being wound-up) with the consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (such consent to be given by way of one or more instruments or contained in one or more electronic communications), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. No business shall be conducted at a general meeting unless a quorum of two persons present in person or by proxy and entitled to vote is present.

(D)	Transfer of shares

Any member may transfer all or any of his certified Prudential Shares by an instrument of transfer in any usual form or other form which the Board may approve signed by or on behalf of the transferor and (in the case of a partly-paid Share) the transferee. The transferor is deemed to remain the holder of such Share until the transferee’s name is entered in the register in respect of it. The Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a certificated share which is not fully paid (provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis). The Board may also decline to register any transfer of a certificated Share unless the instrument of transfer:

(i)	is lodged with the Company accompanied by the certificate for the Prudential Shares to which it relates and such other evidence of the right of the transferor to make the transfer as the Board may reasonably require;

(ii)	is in respect of only one class of shares; and

(iii)	in the case of a transfer to joint holders, is in favour of not more than four joint holders.

Uncertificated shares may be transferred in accordance with the Uncertificated Securities Regulations 2001 and the Directors may only refuse to register a transfer of title to such shares in circumstances referred to in those Regulations.

(E)	Alteration of Share Capital

The Company may from time to time by ordinary resolution:

(i)	increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(ii)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii)	subject to the provisions of company legislation, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(iv)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its shares so cancelled.

Subject to the provisions of company legislation, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(F)	Purchase of own shares

The Company may also, subject to the provisions of company legislation and any rights attached to any class of shares, purchase any of its own shares of any class (including without limitation any redeemable shares) in any way and at any price (whether at par or above or below par).

(G)	General meetings

Subject to the provisions of the Companies Acts, an annual general meeting and an extraordinary general meeting convened for the passing of a special resolution shall be called by at least twenty-one clear days’ notice in writing. All other extraordinary meetings shall be called by at least fourteen clear days’ notice in writing. The notice must specify the time and place of the meeting and, in the case of special business, the general nature of that business. Notices shall be sent to the directors and auditors of the Company and to all members. Each director shall be entitled to attend and speak at any general meeting. The board may resolve to enable persons entitled to attend a general meeting by simultaneous attendance at another place anywhere in the world designated by the directors as a satellite meeting place.

(H)	Directors

(i)	Number of directors

Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be fewer than 8 nor more than 20.

(ii)	Director’s Shareholding qualification

The current shareholding policy, set by resolution of the Board pursuant to the Articles, is that as a condition of serving, all executive and non-executive directors are required to have beneficial ownership of 2,500 ordinary shares in the Company. This interest in shares must be acquired within two months of appointment to the board if the director does not have such an interest in that number upon appointment. Non-executive directors have also used a proportion of their fees to purchase additional ordinary shares in the Company on a quarterly basis which have to be retained by the directors while they remain in office.

(iii)	Appointment of directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A director so appointed by the Board holds office only until the next following general meeting is eligible for re-election but is not taken into account in determining the directors or number of directors who are to retire by rotation at the meeting. If not re-appointed at such general meeting, he shall vacate office at its conclusion.

(iv)	Retirement of directors

At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, the number nearest to (but which does not exceed) one-third shall retire from office; but if any director has at the start of the annual general meeting been in office for three years or more since his last appointment or re-appointment, he shall retire.

Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be those who have been longest in office or, as between persons who were appointed or re-appointed on the same day (unless they otherwise agree among themselves), determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. In addition, a director who would not otherwise be required to retire shall retire if he has held office with the Company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting and if re-elected shall retire each year.

If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.

(v)	Removal of directors by ordinary resolution

The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office before the expiry of the director’s period of office.

(vi)	Vacation of office

The office of a director shall be vacated and he shall automatically cases to be a member of any committee if:

(a)	he ceases to be a director by virtue of any provisions of the Companies Acts or the Articles or he becomes prohibited by law from being a director; or

(b)	he becomes bankrupt or compounds with his creditors generally; or

(c)	he is, or may be, suffering from mental disorder or he becomes hospitalized pursuant to an order of the court or application under mental health legislation and the board resolves that his office be vacated;

(d)	he resigns or offers to resign and the board resolves to accept such offer;

(e)	he has been absent from meetings of the board for more than six consecutive months without permission of the Board;

(f)	he is requested to resign by a notice in writing signed by no fewer than three-quarters of the other directors.

(g)	he is removed from office by a resolution of three-quarters of the Board passed at a meeting of the board at which every director is present (other than the holder of the office to be vacated);

(h)	he ceases to hold the required amount of shares to qualify him for office or does not (unless already qualified) acquire the same within two months after election or appointment;

(i)	without the approval of the board he is or becomes a director, auditor or other office of any company carrying on business similar to that carried on by the Company or any subsidiary of the Company and the board resolves that his office be vacated; or

(j)	being the holder of any other office or place of profit under the Company or under any subsidiary of the Company he vacates or is removed from that office or place of profit for any reason and the board passes a resolution or signs a notice that his office of director be vacated.

(I)	Alternate directors

Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of th board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall not be required to hold any share qualification.

(J)	Remuneration of directors

The emoluments of any director holding executive office for his services as such shall be determined by the board or a remuneration committee established by the board for this purpose, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

(K)	Pensions and gratuities for directors

The board may, subject to such conditions as they may determine, provide benefits whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee or ex-employee of the Company or their relations, dependants or connected persons.

(L)	Permitted interests of directors

Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the Company is otherwise interested;

(b)	may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d)	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(M)	Restrictions on directors’ voting

A director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a)	the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings:

(b)	the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)	a contract, arrangement, transaction or proposal concerning an offer or shares, debentures or other securities of the Company or any of its subsidy undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d)	a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor of otherwise, if he and any persons connected with him do not to his knowledge hold an interests (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of such body corporate (or any other body corporate through which is interest is derived) (calculated exclusive of any shares of that class in that body corporate held as treasury shares) or of the voting rights available to members of the relevant body corporate (calculated exclusive of any shares of that class in that body corporate held as treasury shares) (and such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e)	a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not aware him any privileged or benefit not generally accorded to the employees to whom the arrangement relates; and

(f)	a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

(N)	Borrowing powers

The board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Board must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings, only so far as by the exercise of such rights or powers of control the board can secure) that, save with the previous sanction of an ordinary resolution and subject as provided below, no money shall be borrowed if the principal amount outstanding of all Borrowings by the Company and its subsidiary undertakings (if any), then exceeds, or would as a result of such borrowing exceed, an amount equal to the aggregate of the Share Capital and Consolidated Reserves and one tenth of the Insurance Funds of the Company and each of its subsidiary undertakings as shown in the Audited Consolidated Balance Sheet.

(O)	Proceedings of the board

Subject to the provisions of the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

The board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating hall be deemed to be present at the meting and shall be entitled to vote and to be counted in the quorum.

The board may delegate any of its power, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority to persons on any committee or sub-committee must be directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the articles or regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(P)	Indemnity of directors

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer and every employee of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(Q)	Distribution of assets on a winding up

If the Company is wound-up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(i)	divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(ii)	vest the whole or any part of the assets in trustees for the benefit of the members; and

(iii)	determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

4.	Major Shareholders

In so far as it is known to the Company as at 15 December 2005 (the latest practicable date prior to the publication of this document), the following persons are interested directly or indirectly in three per cent. or more of the issued ordinary share capital of the Company:

Shareholder	Number of Prudential Shares	Percentage of issued share capital
Barclays PLC	73,951,823	3.10%
Legal & General Investment Management Limited	81,326,380	4.02%

Save as disclosed above, the Directors are not aware of any person who is interested directly or indirectly in three per cent or more of the issued share capital of the Company.

As at 15 December 2005, being the latest practicable date prior to the publication of this document, the Company was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over the Company nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

None of the Company’s major shareholders have or will have different voting rights attached to the shares they hold in the Company.

5.	Related Party Transactions

Since 1 January 2002 Prudential has not been and is not now, a party to any material related party transaction.

Various executive officers and directors of Prudential may from time to time, however, purchase insurance, investment management or annuity products, or, be granted mortgages or, credit card facilities marketed by Prudential group companies in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and without more than the normal risk of collectability or other unfavorable features.

6.	Material Contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Prudential Group (i) within the two years immediately preceding the date of this document which are, or may be, material to the Prudential Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Prudential Group as at the date of this document:

(A)	an agreement entered into between Prudential Assurance Company and Winterthur Swiss Insurance Company (“Winterthur”) on 2 November 2001 to transfer the UK general insurance business of Prudential Assurance Company Limited to Winterthur and Churchill Management Limited. The consideration was approximately £353 million, and there was also a release of the capital employed to support the general insurance business and through certain commission and profit share arrangements. The agreement contains warranties and limitations on liability which are usual for an agreement of this type. Prudential Assurance Company Limited’s liability under this agreement was capped at £25 million. The time limit for making a claim in respect of a breach of warranty has expired in respect of all warranties other than those which relate to tax (the time limit for which expires in 2009);

(B)	pursuant to an Underwriting Agreement dated 30 July 2004 and a Pricing Agreement of even date made between the Company and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Inc. the Company issued US $250,000,000 6.75 per cent. Perpetual Subordinated Capital Securities. The Capital Securities were issued at a 100 per cent. of their principal amount. The Company paid the underwriters commission in respect of their underwriting services of 3.15 per cent. of the principal amount of the Capital Securities and also agreed to reimburse the underwriters for certain of their expenses. The Underwriting Agreement contained representations and warranties given by the Company (and indemnities in respect of breaches thereof); and

(C)	pursuant to an Underwriting Agreement dated 19 October 2004 and Rights Issue Prospectus made between the Company and UBS Limited, Cazenove & Co. Ltd. and Goldman Sachs International the Company issued 337,215,697 ordinary shares of 5 pence each in the capital of the Company. The Company paid the underwriters certain commission in respect of their underwriting services and also agreed to reimburse the underwriters for certain of their expenses. The Underwriting Agreement contained representations and warranties given by the Company (and indemnities in respect of breaches thereof);

(D)	pursuant to an Underwriting Agreement dated 30 July 2004 and a Pricing Agreement dated 12 July, 2005 made between the Company and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated the Company issued US $300,000,000 6.50 per cent. Perpetual Subordinated Capital Securities. The Capital Securities were issued at a 100 per cent. of their principal amount. The Company paid the underwriters commission in respect of their underwriting services of 3.15 per cent. of the principal amount of the Capital Securities and also agreed to reimburse the underwriters for certain of their expenses. The Underwriting Agreement contained representations and warranties given by the Company (and indemnities in respect of breaches thereof); and

(E)	pursuant to a Dealer Agreement dated 10 November, 2005 made between the Company, Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, Goldman Sachs International and USB Limited the Company agreed with the said dealers to renew its £5,000,000,000 MTN Programme. No debt instruments have been issued under the renewed programme and commissions and expenses payable to the dealers will be agreed at the time of issue. The Dealer Agreement contains representations and warranties given by the Company (and indemnities in respect of breaches thereof).

7.	Subsidiaries

The table below sets forth Prudential’s significant subsidiaries.

Name of Company	Percentage Owned[1][1]	Country of Incorporation
The Prudential Assurance Company Limited	100%	England and Wales
Prudential Annuities Limited	100%	England and Wales
Prudential Retirement Income Limited	100%	Scotland
M&G Investment Management Limited	100%	England and Wales
Egg Banking plc[12]	79%	England and Wales
Jackson National Life Insurance Company	100%	United States
Prudential Assurance Company Singapore (Pte) Limited	100%	Singapore
PCA Life Assurance Company Limited	99%	Taiwan

8.	Working Capital Statement

Prudential is of the opinion that it has sufficient working capital for its present requirements, that is for at least the next 12 months following the date of this document.

9.	No significant change

There has been no significant change in the financial or trading position of the Group since 30 June 2005 (the date to which the un-audited interims were made-up).

10.	Property

Prudential’s UK based businesses occupy approximately 30 properties in the United Kingdom, Europe and Mumbai. These properties are primarily offices with some ancillary storage/warehouse facilities. Prudential’s headquarters are located in London. Of the remainder, the most significant are offices in London, Reading, Chelmsford, Dudley and Derby in England, Stirling in Scotland and Belfast in Northern Ireland. The property in Derby is held on a freehold basis. The property in Stirling is leased by the business from Prudential Assurance’s long-term fund. The rest of Prudential’s UK and Mumbai properties are held on long-term leaseholds. The leasehold properties range in size from 1,800 to 270,000 square feet. Overall, the occupied property portfolio totals approximately 1,200,000 square feet. In addition to these properties, the Prudential group owns the freehold of a sports facility in Reading for the benefit of staff.

The Prudential group also holds approximately 60 other leasehold properties in the United Kingdom. This surplus accommodation consists primarily of small offices spread geographically across the United Kingdom and totals approximately 318,000 square feet.

In the United States, Prudential owns Jackson National Life’s executive and principal administrative office located in Michigan. Prudential also leases premises in Michigan, California, Colorado, Connecticut, Florida, Georgia, Illinois, Kansas, Massachusetts, New Hampshire, New Jersey, New York, North Dakota, Texas, and Wisconsin for certain of its operations. Prudential holds 32 operating

[11]	Percentage of equity owned by Prudential directly or indirectly. The percentage of voting power held is the same as the percentage owned. Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation, except for Prudential Retirement Income Limited which operates mainly in England and Wales.

[12]	Egg Banking plc is a subsidiary of Egg plc, a listed subsidiary of Prudential. The ordinary shares of Egg plc, of which there is only one class, are approximately 79 per cent. owned by Prudential and 21 per cent. owned by shareholders external to the Prudential group.

leases with respect to office space, throughout the United States. In the United States, Prudential owns and leases a total of approximately 882,000 square feet of property.

In Asia, Prudential owns or leases properties principally in Hong Kong, Singapore, Malaysia, Indonesia, Thailand, the Philippines, China, Taiwan, Japan, Vietnam, India and Korea. Within these countries, Prudential holds 49 offices on a freehold basis, 7 offices on a leasehold basis and 5,473 operating leases in respect of office space, totalling approximately 5,900,000 square feet of property. In addition, Prudential is planning to lease approximately 560,000 square feet of additional property in 2006 to support expansion plans throughout the region.

11.	Litigation

Except as set out in the information in pages 41 to 43 (Pension Mis-selling and Free Standing Additional Voluntary Contribution Business) and pages 73 to 74 (Legal Proceedings) of Prudential’s 20F which is incorporated into this document by reference, neither Prudential nor any member of the Group is, or has been, involved in any governmental, legal or arbitration proceedings nor, as far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the Group which may have, or have had within the previous 12 months, a significant effect on the Group’s financial position or profitability.

12.	Sources and Bases of information

The following sources and bases of information relate to the information on the Offer (in Part VI of this document):

(A)	unless otherwise stated information relating to Prudential has been extracted without material adjustment from the audited financial statements of Prudential for the relevant financial year or from Prudential’s unaudited interim results and trading statements.

(B)	Unless otherwise stated, all prices quoted for shares are closing mid-market prices and are derived from the Daily Official List of the London Stock Exchange.

(C)	The value of the whole of the issued share capital of Egg of approximately £973 million is based upon 824,451,575 shares being the number of existing issued shares of Egg as at the date of the announcement and an offer value of 118 pence per Share.

(D)	The number of New Prudential Shares to be issued pursuant to the Offer, being 41,093,019 (assuming full acceptance of the Offer and full exercise of in the money Egg options) is based on 824,451,575 Egg Shares in issue and 5,201,271 in the money Egg options outstanding on 17 November 2005.

(E)	All share prices expressed in pence and all percentages have been rounded to one decimal place.

(F)	In the money options are those Egg options with an exercise price below the offer value of 118 pence per Share.

(G)	References to Egg Shares owned by the Prudential Group do not include Egg Shares held as investment assets in Prudential’s UK life funds or other investment funds managed by M&G.

(H)	All references to customer numbers of Prudential UK or the Prudential Group include individuals with Prudential branded general insurance policies to whom Prudential is entitled to market products.

(I)	The marketable customers of Prudential UK, Egg and M&G are approximately 2.5 million, 2 million and 0.25 million respectively.

Where information has been sourced from a third party, that information has been accurately reproduced and, as far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

13.	General

13.1	The auditor of the Company is KPMG Audit Plc, which is regulated by the Institute of Chartered Accountants in England and Wales (ICAEW).

13.2	The financial information set out in this document relating to the Company does not constitute statutory accounts within the meaning of section 240 of the Act. KPMG Audit Plc has audited the accounts of Prudential for each of the three financial years ended 31 December 2002, 2003 and 2004 and has issued audit reports in respect of each such accounts. Such reports were unqualified and did not include any statement made under section 237(2) or (3) of the Act. Statutory accounts for each of the above financial periods have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Act.

13.3	The Company’s registrars are Lloyds TSB Registrars.

13.4	The total costs and expenses of or incidental to the Offer payable by the Company are estimated to be approximately £5 million (excluding VAT).

DEFINITIONS

The following terms have the following meanings throughout this document unless the context otherwise requires:

“2000 Act”	means the Financial Services and Markets Act 2000;

“Acquisition”	means the acquisition by Prudential of the entire issued and to be issued share capital of Egg not already owned by the Prudential Group pursuant to the Offer;

“Admission”	means the admission of the New Prudential Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s market for listed securities in accordance with the Admission and Disclosure Standards;

“Admission and Disclosure Standards”	means the requirements contained in the publication “Admission and Disclosure Standards” dated July, 2005 (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities;

“Articles”	means the Articles of Association of the Company;

“Australia”	means the Commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;

“Board”	means the board of directors of the Company;

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open for business in the City of London (other than solely for settlement and trading in euro);

“Canada”	means Canada, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;

“City Code”	means the City Code on Takeovers and Mergers;

“Company”	means Prudential plc;

“Companies Act”	means the Companies Act 1985 (as amended);

“CREST”	means the relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the Regulations);

“Directors”	means the directors of Prudential and “Director” means any one of them;

“Egg”	means Egg plc;

“Egg Shareholders”	means the holders of Egg Shares;

“Egg Shares”	means the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 50 pence each in the capital of Egg and any further such shares which are unconditionally allotted or issued on or prior to the date on which the Offer closes or, subject to the provisions of the Code, such earlier date or dates as Prudential may decide;

“Egg Share Schemes”	means the Egg Employee Share Option Plan and the Egg Savings Related Share Option Scheme and the Egg Restricted Share Plan;

“FSA”	means the United Kingdom Financial Services Authority, granted powers as a regulator under the 2000 Act;

“Form of Acceptance”	means the form of acceptance and authority to be used by holders of certificated Egg Shares to accept the Offer;

“IFRS”	means the International Financial Reporting Standards;

“Independent Committee”	Means a committee of the Board of Directors of Egg who are independent of the Prudential, comprising Ronnie Baird, Pascal Cagni, Leslie Priestley, Juan Rada, Paul Gratton and Mark Nancarrow;

“Japan”	means Japan, its cities, prefectures, territories and possessions;

“JNL”	means Jackson National Life Insurance Company;

“Lexicon Partners”	means Lexicon Partners Limited;

“Listing Rules”	means the listing rules of the UK Listing Authority;

“London Stock Exchange”	means London Stock Exchange plc;

“M&G”	means Prudential’s UK and Continental European fund management business;

“New Prudential Shares”	means the Prudential Shares proposed to be issued fully paid to Egg Shareholders pursuant to the Offer;

“Official List”	means the list maintained by the UK Listing Authority;

“Panel”	means the United Kingdom Panel on Takeovers and Mergers;

“Prudential”	means Prudential PLC;

“Prudential Group” or “Group”	means Prudential and its subsidiary undertakings;

“Prudential Shares”	means 5 pence ordinary shares in the capital of Prudential;

“Regulations”	means the Uncertificated Securities Regulations 2001 (31 2001 No 3755);

“Restricted Jurisdiction”	means Australia, Canada, Japan and any other jurisdiction outside the United Kingdom where extension of acceptance of the Offer would violate the law of that jurisdiction;

“SDRT”	means Stamp Duty Reserve Tax;

“UBS” or “UBS Investment Bank”	means UBS Limited

“UK Listing Authority”	means the United Kingdom Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“US” or “United States” or “United States of America”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia and all other areas subject to its jurisdiction; and

“US Securities Act”	means the United States Securities Act, of 1933, as amended;

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purpose of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4(A) of the Companies Act).

References to “£”, “sterling”, “p” and “pence” are to the lawful currency of the United Kingdom.

GLOSSARY OF TECHNICAL TERMS

“APE” or “Annual Premium Equivalent”	means results calculated as the aggregate of regular new business premiums and one tenth of single new business premiums;

“Achieved Profits Basis Supplemental Information” or “ Achieved Profits Basis”	means results prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method)’

“EV” or “Embedded Value”	means the closing Achieved Profits Basis shareholders’ funds prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 ‘Supplemental Reporting for Long-Term Insurance Business (the Achieved Profits Method)’; and

“EEV” or “European Embedded Value”	means results prepared in accordance with the ‘European Embedded Value Principles’ issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of ‘Additional Guidance on EEV Disclosures’ published in October 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PLC
(Registrant)

Date_21 December 2005	By	/S/ SUSAN HENDERSON
SUSAN HENDERSON, DEPUTY GROUP SECRETARY